UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☑    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 001-38646

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Dow Inc.
2211 H.H. Dow Way
Midland, MI 48674

REQUIRED INFORMATION

Financial statements at December 31, 2025 and 2024 and year ended December 31, 2025, supplemental schedule at December 31, 2025 and Report of Independent Registered Public Accounting Firm.

The Dow Chemical
Company Employees'
Savings Plan
Financial Statements at December 31, 2025 and 2024,
and for year ended December 31, 2025 and Supplemental
Schedule at December 31, 2025

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Participants and 401(k) Investment Committee of
The Dow Chemical Company Employees' Savings Plan
Midland, Michigan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Dow Chemical Company Employees' Savings Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying ERISA-required Supplemental Schedule H, line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.
Grand Rapids, Michigan
June 16, 2026

We have served as the Plan’s auditor since 2019.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 2025 and 2024

In millions	2025	2024
Assets
Investments - at fair value (Note 3)	$10,324	$9,458
Fully benefit-responsive investment contracts - at contract value	1,095	1,255
Receivables - interest, dividends and other	16	32
Receivables - participant notes	106	106
Total Assets	11,541	10,851
Liabilities
Other payables	11	21
Net Assets Available For Benefits	$11,530	$10,830
See Notes to Financial Statements.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2025

In millions	2025
Additions
Investment income
Net realized/unrealized gain on investments	$1,217
Interest and dividends	77
Total investment income	1,294
Employer contributions	220
Employee contributions	277
Rollover contributions (Note 1)	115
Interest on participant notes receivable	8
Total additions	1,914
Deductions
Distributions and withdrawals	1,213
Administrative expenses	1
Total deductions	1,214
Net increase	700
Beginning of year	10,830
End of year	$11,530
See Notes to Financial Statements.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.DESCRIPTION OF THE PLAN
The following description of The Dow Chemical Company Employees' Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or the Summary Plan Description provided to all participants for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan consisting of a profit sharing plan with a cash or deferred feature, which is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code as of 1986, as amended (“Code”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Plan covers any person who is or becomes an eligible employee of The Dow Chemical Company (the "Company" or “TDCC”) or of certain of TDCC's subsidiaries, including former employees with balances in the Plan. On April 1, 2019, Dow Inc. became the direct parent company of TDCC. Dow Inc. is an independent, publicly traded company and Dow Inc. common stock is listed on the New York Stock Exchange under the symbol "DOW."

Employee Contributions - Plan participants generally may elect to contribute from 0.5% to 40.0% of their compensation, depending on the participant's eligible pay, limited to a 0.5% minimum contribution. The maximum yearly gross compensation pre-tax or Roth 401(k) contribution made through payroll deductions was $23,500 in 2025. Participants who attained age 50 before the end of the plan year were eligible to make additional catch-up contributions in the amount of $7,500 in 2025. Participants age 60-63 were eligible to make additional catch-up contributions in the amount of $3,750 with a total catch-up contribution limit of $11,250 in 2025. Plan participants may elect to increase, decrease, suspend or resume compensation deferrals at any time. New elections are effective as soon as practicable after the request is processed. Newly hired eligible employees not electing to enroll within a reasonable period of time are automatically enrolled to contribute 6% of their eligible pay to the Plan unless the employee elects to opt out. The automatic contributions will increase by 1% each year effective April 1, until the contribution rate reaches 15%, unless the employee designates otherwise. The contributions default to the applicable BlackRock® LifePath® Fund based on the employee's date of birth, unless otherwise designated by the employee.

Company Contributions - In general, the Company’s matching contribution provides a 100% match on the first 4% of eligible pay deferrals and a 50% match on the next 2% of eligible pay deferrals. Eligible U.S. employees receive an automatic non-elective contribution to the Plan of 4% of their eligible compensation. The Company offers a student debt retirement savings match, which provides Company matching contributions on a participant's eligible student debt payments in the same manner as the match on pay deferrals.

In the first quarter of 2026, the Company contributed $8.5 million to Plan participants, as required under the Plan's true-up provisions for the year ended December 31, 2025.

Rollover Contributions - In the fourth quarter of 2025, the Company terminated certain U.S. tax-qualified pension plans. As part of the termination process participants were offered a lump sum distribution, an immediate monthly annuity or rollover contribution into the Plan. As such the rollover contribution to the Plan was treated as a qualified replacement plan. As a result of the pension plan terminations, participants made rollover contributions to the Plan totaling $115.4 million.

Dividends - Participants invested in the Dow Inc. stock fund may elect to receive dividends as a distribution rather than reinvesting dividends within the participant account.

Account Valuation - Participant account balances reflect the total contributions made to the Plan by employees and the Company, plus investment results, less expenses and withdrawals.

Vesting - Participants are immediately vested in all amounts credited to their Plan account, including employee contributions, Company contributions and investment earnings.

Benefits Distribution - Benefits are generally distributable upon termination of employment as a lump-sum payment or partial withdrawal or may be deferred until minimum distributions are required by law. The Plan makes a lump-sum payment to terminated participants who have a balance that does not exceed $1,000. Active employees may request in-service distributions upon the attainment of age 59-1/2. Active employees under the age of 59-1/2 may request a distribution in the event of a financial hardship as defined by the Plan.

Participant Notes Receivable - Active participants, retirees and terminated participants may borrow from their employee contributions, plus earnings on those contributions, with a minimum note receivable of $1,000. Participant notes receivable are limited to the smaller of 50% of the total account balance or $50,000, less the highest outstanding participant note receivable balance in the preceding 12 months.

Note receivable repayments for active employees are made through payroll deductions on an after-tax basis, with a minimum term of six months and a maximum of 60 months for any purpose other than the purchase of a primary residence and a minimum term of six months and a maximum of 120 months for participant note receivable for the purpose of purchasing a primary residence. Repayments, both interest and principal, are credited to the participant's account and are allocated among the fund options according to the participant's current investment election. A fixed interest rate is applied to the note receivable. This rate is generally equal to the prime rate on the last day of each calendar quarter before the loan is processed. The range of interest rates on notes receivable outstanding, excluding deemed loans, at December 31, 2025 and 2024 was 3.25% to 8.50%.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan.

Related Party and Party-In-Interest Transactions - Administrative expenses of the trustee are charged to the Plan. The assets of the Plan are held by Fidelity Management Trust Company (“Fidelity”), who acts as independent trustee, custodian and recordkeeper for the investments in the Plan, except the assets held by Synthetic Guaranteed Investment Contracts (“Synthetic GICs”), which are custodied at Bank of New York Mellon ("BNY Mellon"). Fidelity manages certain Plan investments. All transactions with Fidelity and BNY Mellon qualify as party-in-interest transactions. Invesco Trust Company acts as a subadvisor on the Plan's Interest Income fund, manages assets in that fund and contracts on the Plan's behalf with the Synthetic GICs' insurers.

Plan investments include shares of common stock of TDCC's parent company, Dow Inc., and the Plan holds notes receivable from Plan participants.

Amendment or Termination - The Plan does not have an expiration date. The Company may at any time terminate, amend or modify the Plan, subject to certain rights of the Plan participants. Upon termination of the Plan, each participant is entitled to receive the entire balance in his or her account in accordance with the terms of the Plan.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Contributions - Employee contributions and related employer contributions are recognized in the period during which the Company makes payroll deductions from the employee's compensation.

Investment Valuation and Income Recognition - Investments in the Plan consisting of common stock of Dow Inc., mutual funds and certain money market funds are stated at fair value based upon the quoted market value of such securities at year end. The investments in common/collective trusts are valued at net asset value ("NAV") per share (or its equivalent) of the fund, based on the fair values of the underlying net assets. The NAV is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. There are no redemption restrictions or unfunded commitments on these investments. Temporary investments are investments in short term money market funds in the respective investment funds. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes the Plan's gains and losses on investments bought and sold, as well as held, during the year.

Investments of the Interest Income Fund (“Fund”) included in the Plan consist of Synthetic GICs, bonds, a money market fund and a common collective trust fund. All of the Plan's Synthetic GICs are fully benefit-responsive and are recorded at contract value. Contract value is the amount participants would normally receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents deposits made to the contract plus earnings at guaranteed crediting rates less withdrawals and applicable fees. Synthetic GICs operate similarly to an insurance company separate account investment contract, except that the assets are placed in a separate custodial account (owned by the Plan) rather than such assets being held in a separate account of the insurance company. A Synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate term fixed income securities or common/collective trusts holding similar investments. The Plan purchases a wrapper contract from financial services institutions.

In addition to holding certain assets, Synthetic GICs include features designed to provide participant liquidity at book value as well as periodic interest crediting rates. The liquidity feature is also known as “benefit responsiveness.”

The Synthetic GICs provide for prospective crediting interest rate adjustments based on the interest earnings and fair value of the underlying assets. The crediting interest rates are reset monthly and the contracts guarantee that the crediting interest rates cannot be less than zero.

Certain events may limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin offs of a subsidiary) which cause a significant withdrawal from the Plan; or (iv) the failure of the Plan to qualify for exemption from federal income taxes or any required exemption of prohibited transactions under ERISA. The plan administrator does not believe that the occurrence of any such event that may limit the Plan's ability to transact at contract value is probable.

Synthetic GICs generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not resolved, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, losses may occur if the market value of the Plan's assets, which were covered by the contract, is below the contract value. The Plan may seek to add additional issuers over time to diversify the Plan's exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default.

If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a contract terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (i.e., replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

Changes in fixed income market conditions and interest rates may affect the yield to maturity and the market value of the underlying investments. Such changes could have a material impact on the Synthetic GIC's future interest crediting rates. In addition, participant withdrawals from and transfers out of the Interest Income Fund made according to Plan provisions are paid at contract value but funded through the market value liquidation of the underlying investments. This process of funding participant withdrawals and transfers from market value liquidations of underlying investments may also have an effect on future interest crediting rates.

Other Receivables and Other Payables - Other receivables and other payables include the true-up employer contributions and investment securities sold and purchased during the reporting period that were not settled at the reporting date. Settlement can take up to three business days after the trade date, which is the standard in the industry.

Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.

Benefits Payable - Amounts payable to persons who have withdrawn from participation are not recorded as a liability of the Plan. Benefits payable to participants who had withdrawn from participation in the Plan at December 31, 2025 and 2024 were insignificant.

Federal Income Tax Status - The Internal Revenue Service has determined and informed the Company by a letter dated September 2, 2014, that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Code. Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

In accordance with guidance on accounting for uncertainty in income taxes, management evaluated the Plan's tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.

Risks and Uncertainties - The Plan invests in various investment instruments, including shares of the common stock of Dow Inc. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.    FAIR VALUE
Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

For investments classified as Level 1 measurements, which are measured using quoted prices in active markets, the total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange in which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.

For investments classified as Level 2 measurements, where the security is frequently traded in less active markets, fair value is based on the closing price at the end of the period; where the security is less frequently traded, fair value is based on the price a dealer would pay for the security or similar securities, adjusted for any terms specific to that security. Market inputs are obtained from well-established and recognized vendors of market data and subjected to tolerance/quality checks.

For investments classified as Level 3 measurements, the total fair value is based on significant unobservable inputs including assumptions where there is little, if any, market activity for the investment.

The investment's fair value level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table presents information about certain assets of the Plan measured at fair value on a recurring basis:

Assets Measured at Fair Value on a Recurring Basis	December 31, 2025		December 31, 2024
In millions	Total	Level 1	Total	Level 1

Dow Inc. common stock	$357	$357	$500	$500
Mutual funds	601	601	553	553
Temporary investments - Money market funds	24	24	41	41
Total categorized assets at fair value	$982	$982	$1,094	$1,094
Fair value measured at net asset value per share:[1]
Common/collective trusts	9,342		8,364
Total assets at fair value	$10,324		$9,458
1.Investments in common/collective trusts are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient and have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

The Plan's policy is to recognize transfers between levels of the fair value hierarchy as of the actual date of the event of change in circumstances that caused the transfer. There were no significant transfers between levels of the fair value hierarchy during 2025.

4.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2025 and 2024:

Reconciliation of Net Assets Available for Benefits per the Financial Statements to Form 5500 at December 31
In millions	2025	2024
Net assets available for benefits per the financial statements	$11,530	$10,830
Adjustment from contract value to fair value for fully benefit-responsive Synthetic GICs	(42)	(82)
Net assets available for benefits per Form 5500	$11,488	$10,748

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2025:

Reconciliation of Net Increase in Net Assets Available for Benefits per the Financial Statements to Form 5500
In millions	2025
Net increase in net assets available for benefits per the financial statements	$700
Change in adjustment from contract value to fair value for fully benefit-responsive Synthetic GICs	41
Other adjustment	(1)
Net income per Form 5500	$740

5.    SUBSEQUENT EVENTS
The Plan evaluated subsequent events from December 31, 2025 through June 16, 2026, the date these financials statements were available to be issued.

SUPPLEMENTAL SCHEDULE

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
INCLUDING APPENDICES A - B
AT DECEMBER 31, 2025
		(c)
		Description of Investment		(e)
	(b)	Including Maturity Date,	(d)	Current
	Identity of Issuer, Borrower,	Rate of Interest, Collateral,	Cost or Contract	Value
(a)	Lessor or Similar Party	Par or Maturity Value	Value	(In millions)
*	Dow Stock	Dow Stock	**	$357
	Neuberger Genesis R6	Mutual Fund	**	179
	TRP High Yield Inst	Mutual Fund	**	125
	BlackRock LP Paycheck 2021 Income	Common/Collective Trust	**	66
	BlackRock LP Paycheck 2024 Income	Common/Collective Trust	**	128
	BlackRock LP Paycheck 2027 Income	Common/Collective Trust	**	156
	BlackRock LP Paycheck 2030 Income	Common/Collective Trust	**	222
	BlackRock LP Paycheck 2033 Income	Common/Collective Trust	**	254
	BlackRock LP Paycheck 2035 Income	Common/Collective Trust	**	164
	BlackRock LP Paycheck 2036 Income	Common/Collective Trust	**	83
	BlackRock LP Paycheck 2040 Income	Common/Collective Trust	**	516
	BlackRock LP Paycheck 2045 Income	Common/Collective Trust	**	460
	BlackRock LP Paycheck 2050 Income	Common/Collective Trust	**	414
	BlackRock LP Paycheck 2055 Income	Common/Collective Trust	**	402
	BlackRock LP Paycheck 2060 Income	Common/Collective Trust	**	155
	BlackRock LP Paycheck 2065 Income	Common/Collective Trust	**	51
	BlackRock LP Paycheck 2070 Income	Common/Collective Trust	**	8
	BlackRock LP Paycheck 40-60	Common/Collective Trust	**	133
	BlackRock LP Paycheck 50-50	Common/Collective Trust	**	5
	SS EMRG MKTS IDX II	Common/Collective Trust	**	123
	SS GACEQ EXUS IDX II	Common/Collective Trust	**	210
	INV GOVT Liquidty TR	Common/Collective Trust	**	179
	Putnam Large Cap Value Fund	Common/Collective Trust	**	70
	BBH Core Plus FX Inc	Common/Collective Trust	**	150
	FH MDT Mid Cap Growth Fund	Common/Collective Trust	**	320
	Franklin US Tips	Common/Collective Trust	**	55
	MKS Convertible	Common/Collective Trust	**	33
	MFS US REIT Fund	Common/Collective Trust	**	46
	BR Equity Index	Common/Collective Trust	**	2,253
	BR Extended EQ MKT	Common/Collective Trust	**	407
	BR US Debt Index NL	Common/Collective Trust	**	163
	Active Global ACW EQ	Common/Collective Trust	**	223
	Diverse Commodity	Common/Collective Trust	**	24
	Diverse Fixed Income	Mutual Fund	**	18
	Vang Dev Mkt IDX IP	Mutual Fund	**	239
	Vang LT Treasury ADM	Mutual Fund	**	40
	Small Cap Index Fund	Common/Collective Trust	**	295
*	Fidelity Contrafund Pool CL 3	Common/Collective Trust	**	1,574
*	Interest Bearing Cash	Temporary Investments	**	6
*	Fidelity Short Term Investment Fund	Temporary Investments	**	18
*	Participant Notes Receivable	Interest recorded at prime rate (3.25% - 8.5%)	**	106
	Subtotal			$10,430
*    Represents a party-in-interest to the Plan
**    Cost information not required

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
INCLUDING APPENDICES A - B
AT DECEMBER 31, 2025
		(c)
		Description of Investment		(e)
	(b)	Including Maturity Date,	(d)	Current
	Identity of Issuer, Borrower,	Rate of Interest, Collateral,	Cost or Contract	Value
(a)	Lessor or Similar Party	Par or Maturity Value	Value	(In millions)
	Guaranteed Investment Contracts
	Pacific Life:
*	G-27523.01.0001 (IGT)	IGT Invesco ST Bond; IGT PIMCO Core Fixed Income Fund; Synthetic GIC	**	180

	Voya Retirement & Annuity:
*	#60031-A (IGT)	IGT Invesco ST Bond; IGT PIMCO Core Fixed Income Fund; Synthetic GIC	**	192

	Nationwide Life Insurance:
*	INV_DOW_IP_0524 (see underlying assets at Appendix A)	NISA Dow; IGT Invesco ST Bond; Synthetic GIC	**	182

	Prudential Insurance:
*	GA-62233 (IGT)	IGT Invesco ST Bond; IGT Jennison Intermediate Fund; Synthetic GIC	**	190

	RGA:
*	RGA00036 (see underlying assets at Appendix B)	Wellington Dow; IGT Jennison Intermediate Fund; IGT Invesco ST Bond; Synthetic GIC	**	165

	Met Tower Life:
*	38025 (see underlying assets at Appendix B)	Wellington Dow; MacKay Shields Dow; IGT Invesco ST Bond; Synthetic GIC	**	186
	Total guaranteed investment contracts			1,095
	Total			$11,525
*    Represents a party-in-interest to the Plan
**    Cost information not required

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX A - UNDERLYING ASSETS FOR NATIONWIDE LIFE INSURANCE - (INV_DOW_IP_0524)
AT DECEMBER 31, 2025

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	AGCO CORP	5.450% 03/21/2027 DD 03/21/24	110,000	$111,662	$111,478
	ALGONQUIN POWER & UTILITIES CO	STEP 06/15/2026 DD 03/15/2024	490,000	485,904	492,318
	ALPHABET INC	4.100% 11/15/2030 DD 11/06/25	155,000	155,019	155,651
	ALPHABET INC	4.700% 11/15/2035 DD 11/06/25	690,000	689,062	691,525
	AMAZON.COM INC	4.100% 11/20/2030 DD 11/20/25	180,000	180,428	180,360
	AMAZON.COM INC	4.350% 03/20/2033 DD 11/20/25	165,000	164,753	164,748
	AMEREN CORP	5.700% 12/01/2026 DD 11/20/23	165,000	164,787	167,262
	AMERICAN EXPRESS CO	VAR RT 01/30/2036 DD 01/30/25	125,000	125,000	130,070
	AMERICAN EXPRESS CO	VAR RT 10/24/2036 DD 10/24/25	290,000	289,860	286,912
	APPLIED MATERIALS INC	4.000% 01/15/2031 DD 09/18/25	376,000	374,818	374,500
	BANK OF AMERICA CORP	VAR RT 03/11/2027 DD 03/11/21	895,000	796,166	890,829
	BANK OF AMERICA CORP	VAR RT 10/20/2032 DD 10/20/21	7,000	6,006	6,319
	BANK OF MONTREAL	VAR RT 12/15/2027 DD 12/15/25	85,000	85,000	85,165
*	BANK OF NEW YORK MELLON CORP/T	VAR RT 06/06/2036 DD 06/10/25	130,000	132,692	134,934
	BANK5 2023-5YR3 5YR3 A2	6.255% 09/15/2056 DD 09/01/23	529,435	553,818	549,559
	BANK5 2024-5YR5 5YR5 A3	5.702% 02/15/2029 DD 02/01/24	638,077	657,210	661,712
	BOEING CO/THE	2.196% 02/04/2026 DD 02/04/21	240,000	236,083	239,544
	BP CAPITAL MARKETS AMERICA INC	4.868% 11/25/2029 DD 11/25/24	205,000	205,000	210,443
	BROADCOM INC 144A	3.137% 11/15/2035 DD 09/30/21	365,000	294,456	315,083
	BROWN & BROWN INC	4.900% 06/23/2030 DD 06/23/25	205,000	204,649	208,081
	BUNGE LTD FINANCE CORP	2.750% 05/14/2031 DD 05/14/21	35,000	30,692	32,165
	BUNGE LTD FINANCE CORP	4.900% 04/21/2027 DD 04/21/25	250,000	250,713	252,823
	CANADIAN IMPERIAL BANK OF COMM	VAR RT 03/30/2029 DD 03/31/25	120,000	120,000	122,018
	CAPITAL ONE FINANCIAL CORP	VAR RT 02/01/2029 DD 02/01/23	110,000	110,000	112,978
	CARGILL INC 144A	2.125% 11/10/2031 DD 11/10/21	65,000	54,862	57,631
	CBRE SERVICES INC	5.500% 06/15/2035 DD 05/12/25	170,000	168,290	175,945
	CENTERPOINT ENERGY RESTORATION	4.255% 12/15/2035 DD 09/17/25	25,000	24,999	25,052
	CHARLES SCHWAB CORP/THE	VAR RT 11/14/2031 DD 11/14/25	240,000	240,000	239,875
	CITIBANK NA	4.576% 05/29/2027 DD 05/29/25	125,000	125,000	126,290
	CITIZENS FINANCIAL GROUP INC	VAR RT 03/05/2031 DD 03/05/25	255,000	255,029	262,201
	CNH INDUSTRIAL CAPITAL LLC	4.500% 10/08/2027 DD 10/09/24	235,000	236,200	236,450
	COMMONSPIRIT HEALTH	2.782% 10/01/2030 DD 10/28/20	215,000	200,617	200,257
	CONAGRA BRANDS INC	4.850% 11/01/2028 DD 10/22/18	460,000	463,678	465,575
	COREBRIDGE GLOBAL FUNDING 144A	4.450% 10/02/2030 DD 10/02/25	360,000	359,618	358,841
	CREDIT AGRICOLE SA 144A	VAR RT 09/11/2028 DD 09/11/24	145,000	145,000	146,125
	CREDIT AGRICOLE SA 144A	VAR RT 01/09/2029 DD 01/09/25	260,000	260,000	265,556
	CREDIT AGRICOLE SA 144A	VAR RT 09/25/2033 DD 09/25/25	216,000	215,670	216,028
	DOC DR LLC	4.300% 03/15/2027 DD 03/07/17	170,000	170,148	170,258
	DTE ELECTRIC CO	2.625% 03/01/2031 DD 04/06/20	345,000	311,552	319,022
	DTE ENERGY CO	4.950% 07/01/2027 DD 08/02/24	215,000	214,744	217,862
	DUKE ENERGY CAROLINAS NC STORM	1.679% 07/01/2033 DD 11/24/21	147,634	127,089	135,271

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	DUKE ENERGY FLORIDA PROJECT FI	2.538% 09/01/2031 DD 06/22/16	425,150	426,701	411,736
	DUPONT DE NEMOURS INC 144A	4.725% 11/15/2028 DD 05/15/25	130,000	129,455	131,691
	EBAY INC	4.250% 03/06/2029 DD 11/06/25	190,000	189,956	190,667
	EMD FINANCE LLC 144A	4.375% 10/15/2030 DD 08/15/25	395,000	397,331	396,331
	ENERGY TRANSFER LP 144A	6.000% 02/01/2029 DD 01/21/21	280,000	285,180	283,055
	EQUITABLE AMERICA GLOBAL 144A	4.650% 06/09/2028 DD 06/09/25	100,000	99,967	101,051
	EQUITABLE FINANCIAL LIFE 144A	5.450% 03/03/2028 DD 03/03/23	95,000	97,784	97,486
	ESSENTIAL UTILITIES INC	2.400% 05/01/2031 DD 04/19/21	119,000	104,052	107,812
	ESSENTIAL UTILITIES INC	4.800% 08/15/2027 DD 08/15/24	140,000	139,950	141,691
	ESSENTIAL UTILITIES INC	5.250% 08/15/2035 DD 08/07/25	270,000	270,418	275,805
	EVERGY METRO INC	5.125% 08/15/2035 DD 08/15/25	130,000	130,581	131,677
	FHLMC MULTICLASS MTG K102 A1	2.184% 05/25/2029 DD 12/01/19	872,039	812,768	848,372
	FHLMC MULTICLASS MTG K122 A1	0.863% 05/25/2030 DD 12/01/20	889,521	779,477	832,351
	FHLMC MULTICLASS MTG K517 A2	VAR RT 01/25/2029 DD 03/01/24	1,800,000	1,840,781	1,870,344
	FIRSTENERGY PENNSYLVANIA 144A	5.200% 04/01/2028 DD 03/30/23	80,000	79,889	81,700
	FNMA POOL #0BS3020	1.960% 09/01/2033 DD 09/01/21	705,000	592,172	594,104
	FNMA POOL #0BZ1438	4.970% 07/01/2031 DD 07/01/24	585,000	585,091	592,482
	FORD CREDIT AUTO OWNE 2 A 144A	VAR RT 02/15/2038 DD 08/12/25	510,000	509,797	514,646
	GA GLOBAL FUNDING TRUST 144A	2.900% 01/06/2032 DD 01/06/22	85,000	72,599	75,596
	GEORGIA POWER CO	2.650% 09/15/2029 DD 09/10/19	145,000	137,643	138,015
	GEORGIA POWER CO	4.000% 10/01/2028 DD 09/29/25	25,000	24,987	25,145
	GLOBE LIFE INC	2.150% 08/15/2030 DD 08/21/20	260,000	223,245	235,300
	GLOBE LIFE INC	5.850% 09/15/2034 DD 08/23/24	70,000	71,023	73,616
	GOLDMAN SACHS BANK USA/NEW YOR	VAR RT 05/21/2027 DD 05/21/24	110,000	110,000	110,573
	GOLDMAN SACHS GROUP INC/THE	VAR RT 03/09/2027 DD 03/08/21	395,000	377,484	392,989
	GOLDMAN SACHS GROUP INC/THE	VAR RT 10/21/2027 DD 10/21/21	160,000	151,453	157,304
	GUARDIAN LIFE GLOBAL FUND 144A	4.402% 12/11/2030 DD 12/11/25	95,000	95,000	95,419
	HEWLETT PACKARD ENTERPRISE CO	4.050% 09/15/2027 DD 09/15/25	25,000	24,987	25,008
	HONDA AUTO RECEIVABLES 20 4 A3	3.980% 06/17/2030 DD 11/12/25	225,000	224,956	226,026
	HONDA MOTOR CO LTD	4.688% 07/08/2030 DD 07/02/25	365,000	367,781	369,782
	INTEL CORP	2.450% 11/15/2029 DD 11/21/19	50,000	46,556	46,701
	INTEL CORP	3.750% 03/25/2027 DD 03/25/20	255,000	252,486	254,003
	INTEL CORP	4.875% 02/10/2028 DD 02/10/23	230,000	233,544	233,236
	ITC HOLDINGS CORP 144A	5.650% 05/09/2034 DD 05/09/24	220,000	231,961	229,667
	JOHN SEVIER COMBINED CYCLE GEN	4.626% 01/15/2042 DD 01/17/12	122,982	119,975	119,811
	JPMORGAN CHASE & CO	VAR RT 10/15/2030 DD 09/12/19	165,000	150,332	156,618
	JPMORGAN CHASE & CO	VAR RT 06/01/2029 DD 06/01/21	270,000	245,322	257,893
	JPMORGAN CHASE & CO	VAR RT 06/01/2028 DD 05/27/20	130,000	121,915	126,793
	JPMORGAN CHASE & CO	VAR RT 02/04/2032 DD 02/04/21	320,000	274,266	285,718
	JPMORGAN CHASE & CO	VAR RT 04/22/2027 DD 04/22/21	410,000	368,854	406,954
	JPMORGAN CHASE & CO	VAR RT 04/26/2028 DD 04/26/22	65,000	64,183	65,275
	JPMORGAN CHASE & CO	VAR RT 10/22/2027 DD 10/23/23	235,000	239,190	238,711
	KANSAS GAS SERVICE SECURITIZAT	5.486% 08/01/2034 DD 11/18/22	441,265	441,174	458,077
	KINDER MORGAN ENERGY PARTNERS	7.750% 03/15/2032 DD 03/14/02	325,000	365,693	378,732
	LINCOLN FINANCIAL GLOBAL 144A	4.625% 08/18/2030 DD 08/18/25	235,000	236,650	236,610
	LINCOLN NATIONAL CORP	5.350% 11/15/2035 DD 11/10/25	115,000	114,910	116,274

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	LONG BEACH MORTGAGE LOAN 3 M1	VAR RT 07/25/2033 DD 06/05/03	7,363	7,363	7,357
	LOUISIANA LOCAL GOVERNM ELL A1	3.615% 02/01/2029 DD 05/19/22	280,664	278,208	279,915
	LPL HOLDINGS INC	6.000% 05/20/2034 DD 05/20/24	20,000	20,944	21,072
	MARSH & MCLENNAN COS INC	2.375% 12/15/2031 DD 12/08/21	45,000	39,534	40,412
	META PLATFORMS INC	4.200% 11/15/2030 DD 11/03/25	330,000	329,860	331,132
	META PLATFORMS INC	4.875% 11/15/2035 DD 11/03/25	1,145,000	1,143,988	1,145,389
	MID-AMERICA APARTMENTS LP	4.650% 01/15/2033 DD 11/10/25	195,000	193,740	195,014
	MITSUBISHI UFJ FINANCIAL GROUP	VAR RT 09/12/2031 DD 09/12/25	125,000	125,328	125,793
	MIZUHO FINANCIAL GROUP INC	VAR RT 07/10/2031 DD 07/10/20	125,000	111,855	113,859
	MIZUHO FINANCIAL GROUP INC	VAR RT 09/08/2031 DD 09/08/20	35,000	30,465	31,449
	MORGAN STANLEY	VAR RT 02/13/2032 DD 11/13/20	55,000	44,705	48,359
	MORGAN STANLEY	VAR RT 09/16/2036 DD 09/16/21	350,000	289,993	308,140
	MORGAN STANLEY	VAR RT 10/20/2032 DD 10/19/21	120,000	102,455	107,747
	MORGAN STANLEY	VAR RT 04/19/2035 DD 04/19/24	105,000	110,981	111,767
	MORGAN STANLEY BANK NA	VAR RT 05/26/2028 DD 05/30/24	1,200,000	1,202,871	1,224,060
	MORGAN STANLEY PRIVATE BANK NA	VAR RT 07/18/2031 DD 07/21/25	140,000	141,616	142,034
	NATIONAL BANK OF CANADA	VAR RT 07/02/2027 DD 07/03/24	275,000	274,821	277,096
	NATIONAL SECURITIES CLEAR 144A	4.900% 06/26/2029 DD 06/26/24	195,000	194,649	200,538
	NATWEST MARKETS PLC 144A	4.412% 11/06/2030 DD 11/06/25	240,000	240,000	240,403
	NEXTERA ENERGY CAPITAL HOLDING	4.685% 09/01/2027 DD 08/01/25	105,000	105,332	106,268
	NORFOLK SOUTHERN CORP	7.250% 02/15/2031 DD 02/06/01	255,000	288,030	288,007
	NSTAR ELECTRIC CO	5.200% 03/01/2035 DD 02/26/25	315,000	322,721	322,144
	OKLAHOMA DEVELOPMENT FI ONG A1	3.877% 05/01/2037 DD 08/25/22	534,283	534,283	525,350
	ONCOR ELECTRIC DELIVERY CO LLC	4.650% 11/01/2029 DD 11/13/24	280,000	279,465	284,754
	ORACLE CORP	4.450% 09/26/2030 DD 09/26/25	747,000	732,248	731,328
	ORACLE CORP	4.800% 09/26/2032 DD 09/26/25	65,000	62,199	63,064
	PACIFIC GAS AND ELECTRIC CO	3.300% 08/01/2040 DD 06/19/20	28,000	20,243	21,253
	PARAMOUNT GLOBAL	4.950% 01/15/2031 DD 04/01/20	545,000	541,612	524,481
	PG&E ENERGY RECOVERY FUNDING L	1.460% 07/15/2033 DD 11/12/21	120,858	107,622	112,757
	PG&E RECOVERY FUNDING LLC	5.045% 07/15/2034 DD 11/30/22	176,572	173,953	179,134
	PG&E WILDFIRE RECOVERY FUNDING	4.022% 06/01/2033 DD 07/20/22	319,909	325,108	319,484
	PG&E WILDFIRE RECOVERY FUNDING	3.594% 06/01/2032 DD 05/10/22	1,100,976	1,080,313	1,090,384
	PG&E WILDFIRE RECOVERY FUNDING	4.722% 06/01/2039 DD 07/20/22	645,000	640,104	639,330
	PHARMACIA LLC	VAR RT 12/01/2028 DD 12/01/99	215,000	230,699	230,766
	POLAR TANKERS INC 144A	5.951% 05/10/2037 DD 05/10/07	188,645	197,860	201,763
	PRICOA GLOBAL FUNDING I 144A	5.350% 05/28/2035 DD 05/28/25	80,000	79,933	82,634
	PRINCIPAL LIFE GLOBAL FUN 144A	4.800% 01/09/2028 DD 01/09/25	345,000	344,734	349,658
	PRIVATE EXPORT FUNDING CO 144A	4.500% 02/07/2027 DD 02/07/25	380,000	379,711	381,820
	PRIVATE EXPORT FUNDING CORP	3.900% 10/15/2027 DD 05/03/23	275,000	274,560	275,487
	PRIVATE EXPORT FUNDING CORP	3.650% 03/15/2030 DD 09/17/24	265,000	264,608	261,714
	PUBLIC SERVICE CO OF NEW HAMPS	4.400% 07/01/2028 DD 06/24/25	185,000	184,822	186,789
	PUBLIC SERVICE CO OF OKLAHOMA	5.450% 01/15/2036 DD 06/25/25	245,000	244,794	251,767
	RAYMOND JAMES FINANCIAL INC	4.900% 09/11/2035 DD 09/11/25	385,000	384,387	383,506
	RESOLUTION FDG CORP PRIN STRIP	0.000% 01/15/2030 DD 01/30/91	115,000	92,449	98,561
	RGA GLOBAL FUNDING 144A	5.000% 08/25/2032 DD 08/25/25	135,000	136,150	136,188
	ROYAL BANK OF CANADA	VAR RT 08/02/2030 DD 07/23/24	340,000	338,456	348,490

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	ROYAL BANK OF CANADA	VAR RT 02/04/2031 DD 01/24/25	260,000	263,952	267,943
	ROYAL BANK OF CANADA	VAR RT 08/06/2029 DD 08/06/25	265,000	265,000	267,650
	SHELL FINANCE US INC	2.375% 11/07/2029 DD 05/07/24	115,000	108,245	108,498
	SHELL FINANCE US INC	4.125% 11/06/2030 DD 11/06/25	155,000	154,405	155,121
	SIEMENS FUNDING BV 144A	4.600% 05/28/2030 DD 05/28/25	290,000	289,719	296,076
	SK HYNIX INC 144A	4.250% 09/11/2028 DD 09/11/25	575,000	575,240	577,013
	SOUTHERN CALIFORNIA EDISON CO	4.900% 06/01/2026 DD 05/22/23	135,000	134,852	135,184
	SOUTHWEST AIRLINES CO	4.375% 11/15/2028 DD 11/03/25	460,000	460,276	461,090
	SPIRE INC	5.300% 03/01/2026 DD 02/12/24	290,000	289,971	290,409
	SPRINT CAPITAL CORP	6.875% 11/15/2028 DD 11/16/98	260,000	279,833	279,094
	STANFORD HEALTH CARE	3.310% 08/15/2030 DD 04/01/20	110,000	101,382	106,411
	STATE STREET CORP	VAR RT 04/24/2028 DD 04/24/25	150,000	150,000	151,253
	SWEPCO STORM RECOVERY FUNDING	4.880% 09/01/2041 DD 12/18/24	140,201	140,131	141,737
	SYENSQO FINANCE AMERICA L 144A	5.850% 06/04/2034 DD 06/04/24	155,000	163,970	161,983
	SYNCHRONY BANK	5.625% 08/23/2027 DD 08/23/22	55,000	53,455	56,100
	SYNCHRONY FINANCIAL	2.875% 10/28/2031 DD 10/28/21	105,000	88,023	94,298
	SYSTEM ENERGY RESOURCES INC	5.300% 12/15/2034 DD 12/06/24	60,000	58,790	60,757
	TARGA RESOURCES CORP	4.350% 01/15/2029 DD 11/12/25	280,000	279,826	280,762
	TENNESSEE VALLEY AUTH BD	4.875% 05/15/2035 DD 05/16/25	215,000	213,624	222,903
	TEXAS TRANSPRTN COMMISSION ST	5.178% 04/01/2030 DD 08/05/10	265,000	267,515	271,143
	T-MOBILE USA INC	6.700% 12/15/2033 DD 06/15/25	230,000	258,301	258,364
	TORONTO-DOMINION BANK/THE	4.861% 01/31/2028 DD 01/31/25	120,000	120,000	122,000
	TORONTO-DOMINION BANK/THE	4.574% 06/02/2028 DD 06/03/25	110,000	110,000	111,399
	TORONTO-DOMINION BANK/THE	4.109% 10/13/2028 DD 10/14/25	420,000	420,000	421,239
	TORONTO-DOMINION BANK/THE	4.928% 10/15/2035 DD 10/14/25	230,000	230,000	230,598
	U S TREASURY NOTE	2.875% 05/15/2032 DD 05/15/22	85,000	80,129	80,259
	U S TREASURY NOTE	4.125% 11/15/2032 DD 11/15/22	855,000	869,579	866,089
	U S TREASURY NOTE	0.375% 07/31/2027 DD 07/31/20	985,000	932,476	938,370
	U S TREASURY NOTE	0.500% 08/31/2027 DD 08/31/20	1,325,000	1,257,153	1,261,758
	U S TREASURY NOTE	0.500% 10/31/2027 DD 10/31/20	3,460,000	3,249,914	3,278,904
	U S TREASURY NOTE	1.625% 05/15/2031 DD 05/15/21	715,000	642,327	641,291
	U S TREASURY NOTE	1.000% 07/31/2028 DD 07/31/21	1,425,000	1,335,103	1,337,448
	U S TREASURY NOTE	1.125% 08/31/2028 DD 08/31/21	2,165,000	2,027,203	2,034,429
	U S TREASURY NOTE	1.375% 10/31/2028 DD 10/31/21	805,000	748,956	758,648
	U S TREASURY NOTE	1.375% 11/15/2031 DD 11/15/21	445,000	388,263	388,142
	U S TREASURY NOTE	1.500% 11/30/2028 DD 11/30/21	2,370,000	2,203,312	2,237,707
	U S TREASURY NOTE	1.750% 01/31/2029 DD 01/31/22	2,230,000	2,107,027	2,113,795
	U S TREASURY NOTE	2.750% 08/15/2032 DD 08/15/22	1,305,000	1,216,403	1,218,296
	U S TREASURY NOTE	3.375% 05/15/2033 DD 05/15/23	1,235,000	1,191,418	1,189,268
	U S TREASURY NOTE	4.000% 02/15/2034 DD 02/15/24	1,035,000	1,033,221	1,033,665
	U S TREASURY NOTE	4.375% 05/15/2034 DD 05/15/24	1,025,000	1,047,142	1,049,426
	U S TREASURY NOTE	4.625% 05/31/2031 DD 05/31/24	1,270,000	1,323,593	1,323,327
	U S TREASURY NOTE	3.875% 08/15/2034 DD 08/15/24	1,375,000	1,359,026	1,356,465
	U S TREASURY NOTE	3.625% 08/31/2029 DD 08/31/24	900,000	900,073	900,387
	U S TREASURY NOTE	3.625% 09/30/2031 DD 09/30/24	1,365,000	1,354,126	1,353,002
	U S TREASURY NOTE	3.500% 09/30/2029 DD 09/30/24	835,000	832,130	831,610

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	U S TREASURY NOTE	4.250% 11/15/2034 DD 11/15/24	490,000	497,465	496,145
	U S TREASURY NOTE	4.125% 11/30/2031 DD 11/30/24	850,000	862,338	863,881
	U S TREASURY NOTE	4.125% 11/30/2029 DD 11/30/24	1,215,000	1,237,407	1,236,785
	U S TREASURY NOTE	4.375% 12/31/2029 DD 12/31/24	385,000	396,039	395,557
	U S TREASURY NOTE	4.250% 01/31/2030 DD 01/31/25	360,000	369,059	368,255
	U S TREASURY NOTE	4.375% 01/31/2032 DD 01/31/25	675,000	695,382	694,670
	U S TREASURY NOTE	4.125% 03/31/2032 DD 03/31/25	1,265,000	1,285,677	1,284,076
	U S TREASURY NOTE	4.000% 03/31/2030 DD 03/31/25	2,855,000	2,900,270	2,893,485
	U S TREASURY NOTE	3.875% 03/31/2027 DD 03/31/25	705,000	707,352	708,088
	U S TREASURY NOTE	3.750% 04/15/2028 DD 04/15/25	410,000	411,954	412,210
	U S TREASURY NOTE	3.875% 04/30/2030 DD 04/30/25	910,000	919,136	917,817
	U S TREASURY NOTE	4.000% 04/30/2032 DD 04/30/25	340,000	342,597	342,669
	U S TREASURY NOTE	4.250% 05/15/2035 DD 05/15/25	3,430,000	3,479,799	3,465,912
	U S TREASURY NOTE	3.875% 05/31/2027 DD 05/31/25	1,970,000	1,976,849	1,980,244
	U S TREASURY NOTE	4.125% 05/31/2032 DD 05/31/25	1,705,000	1,733,888	1,729,774
	U S TREASURY NOTE	3.875% 07/15/2028 DD 07/15/25	490,000	494,517	494,268
	U S TREASURY NOTE	3.625% 08/31/2027 DD 08/31/25	1,960,000	1,963,053	1,964,528
	U S TREASURY NOTE	3.875% 08/31/2032 DD 08/31/25	1,000,000	1,000,275	998,870
	U S TREASURY NOTE	3.625% 08/31/2030 DD 08/31/25	4,145,000	4,125,868	4,133,850
	U S TREASURY NOTE	3.375% 09/15/2028 DD 09/15/25	3,135,000	3,121,101	3,123,118
	U S TREASURY NOTE	3.625% 10/31/2030 DD 10/31/25	3,755,000	3,741,552	3,742,684
	U S TREASURY NOTE	3.500% 10/31/2027 DD 10/31/25	1,875,000	1,874,198	1,875,656
	U S TREASURY NOTE	3.750% 10/31/2032 DD 10/31/25	980,000	970,430	970,661
	U S TREASURY NOTE	4.000% 11/15/2035 DD 11/15/25	1,010,000	999,708	997,688
	U S TREASURY NOTE	3.500% 12/15/2028 DD 12/15/25	1,130,000	1,128,014	1,129,119
	U S TREASURY NOTE	3.875% 12/31/2032 DD 12/31/25	420,000	419,590	418,820
	U S TREASURY NOTE	3.625% 12/31/2030 DD 12/31/25	840,000	835,790	836,850
	U S TREASURY NOTE	3.375% 12/31/2027 DD 12/31/25	1,555,000	1,551,982	1,552,201
	U. S. GOVERNMENT SECURITIES	4.375% 01/31/2032 DD 01/31/25	675,000	103	(707,820)
	U. S. GOVERNMENT SECURITIES	4.125% 03/31/2032 DD 03/31/25	665,000	102	(682,682)
	U. S. GOVERNMENT SECURITIES	4.125% 02/29/2032 DD 02/28/25	(1,350,000)	203	1,391,224
	UBER TECHNOLOGIES INC	4.150% 01/15/2031 DD 09/11/25	395,000	394,585	393,539
	UBS GROUP AG 144A	VAR RT 05/14/2032 DD 05/14/21	105,000	95,363	97,518
	UBS GROUP AG 144A	VAR RT 02/02/2027 DD 02/02/21	220,000	195,692	219,333
	UBS GROUP AG 144A	VAR RT 08/10/2027 DD 08/10/21	535,000	503,899	526,494
	USAA CAPITAL CORP 144A	4.375% 06/01/2028 DD 06/02/25	35,000	34,934	35,440
	VERALTO CORP	5.500% 09/18/2026 DD 03/18/24	310,000	309,950	312,641
	VERIZON COMMUNICATIONS INC	5.000% 01/15/2036 DD 11/24/25	365,000	361,868	362,847
	VERIZON MASTER TRUST 7 A1A	3.960% 08/20/2031 DD 09/16/25	400,000	399,922	401,036
	VMWARE LLC	1.400% 08/15/2026 DD 08/02/21	35,000	31,660	34,484
	VOLKSWAGEN AUTO LEASE TRU B A3	4.010% 01/22/2029 DD 09/16/25	395,000	394,938	396,580
	WELLS FARGO & CO	VAR RT 06/02/2028 DD 06/02/20	320,000	304,288	312,704
	WESTERN MIDSTREAM OPERATI 144A	7.250% 04/01/2030 DD 03/25/25	564,000	599,899	601,427
	INTEREST BEARING CASH	TEMPORARY INVESTMENTS		1,925,611	1,925,611
	TOTAL UNDERLYING ASSETS			$113,274,956	$114,051,548

		(c)
	(b)	Face Value		(e)
	Identity of Issue, Borrower,	or Number	(d)	Current
(a)	Lessor or Similar Party	of Shares	Cost	Value
	NATIONWIDE LIFE INSURANCE (INV_DOW_IP_0524) - 100% of MARKET VALUE			$114,051,548
*	IGT INVESCO SHORT-TERM BOND FUND			61,853,413
	FAIR VALUE NATIONWIDE LIFE INSURANCE (INV_DOW_IP_0524)			175,904,961
*	NATIONWIDE LIFE INSURANCE - ADJUSTMENT FROM MARKET TO CONTRACT VALUE			6,572,538
	NATIONWIDE LIFE INSURANCE (INV_DOW_IP_0524) - CONTRACT VALUE			$182,477,499
*	Represents a party-in-interest to the Plan

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX B - UNDERLYING ASSETS FOR MET TOWER LIFE - 38025 and RGA - RGA00036
AT DECEMBER 31, 2025

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	ALGONQUIN POWER & UTILITIES CO	STEP 06/15/2026 DD 03/15/2024	315,000	$312,367	$316,482
	ALLY AUTO RECEIVABLES TRU 1 A4	5.270% 11/15/2028 DD 07/19/23	180,000	179,423	183,159
	ALLY FINANCIAL INC	VAR RT 07/31/2033 DD 07/31/25	200,000	200,000	201,748
	ALTRIA GROUP INC	2.450% 02/04/2032 DD 02/04/21	20,000	17,198	17,708
	AMERICAN EXPRESS CO	VAR RT 07/20/2033 DD 07/25/25	160,000	159,989	163,019
	AMERICAN EXPRESS CREDIT AC 5 A	4.510% 07/15/2032 DD 07/22/25	130,000	133,011	132,891
	AMERICAN HOMES 4 RENT LP	2.375% 07/15/2031 DD 07/08/21	175,000	149,739	156,629
	AMERICAN HONDA FINANCE CORP	5.150% 07/09/2032 DD 07/10/25	195,000	194,637	200,700
	ATHENE GLOBAL FUNDING 144A	4.721% 10/08/2029 DD 10/08/24	280,000	280,000	280,252
	ATHENE GLOBAL FUNDING 144A	5.583% 01/09/2029 DD 01/09/24	105,000	108,709	107,921
	AVIS BUDGET RENTAL C 1A A 144A	5.360% 06/20/2030 DD 01/12/24	450,000	462,814	464,193
	AVIS BUDGET RENTAL C 6A A 144A	5.810% 12/20/2029 DD 06/01/23	255,000	266,863	265,233
	AVOLON HOLDINGS FUNDING L 144A	5.750% 11/15/2029 DD 05/15/24	310,000	307,498	321,820
	BA CREDIT CARD TRUST A1 A	4.930% 05/15/2029 DD 06/13/24	270,000	269,985	274,244
	BANK 2019-BNK20 BN20 A3	3.011% 09/15/2062 DD 09/01/19	220,000	202,056	208,252
	BANK 2021-BNK35 BN35 AS	2.457% 06/15/2064 DD 08/01/21	525,000	444,281	455,968
	BANK OF AMERICA CORP	VAR RT 06/14/2029 DD 06/14/21	290,000	266,910	276,721
	BARCLAYS PLC	VAR RT 02/25/2031 DD 02/25/25	130,000	130,000	134,473
	BENCHMARK 2019-B10 MORT B10 A4	3.717% 03/15/2062 DD 04/01/19	460,000	441,546	450,823
	BENCHMARK 2021-B26 MORT B26 A5	2.613% 06/15/2054 DD 05/01/21	410,000	353,273	369,623
	BLACK HILLS CORP	4.550% 01/31/2031 DD 10/02/25	250,000	249,838	250,303
	BPCE SA 144A	VAR RT 10/19/2029 DD 10/19/23	125,000	133,424	132,640
	BRIDGECREST LENDING AUTO S 1 C	5.650% 04/16/2029 DD 01/24/24	295,000	294,979	297,938
	BRIDGECREST LENDING AUTO S 2 B	4.810% 08/15/2029 DD 05/23/25	220,000	219,967	221,903
	BRIGHTHOUSE FINANCIAL GLO 144A	5.550% 04/09/2027 DD 04/11/24	265,000	264,795	268,737
	BROADCOM INC	4.900% 07/15/2032 DD 07/11/25	125,000	124,663	127,804
	BROOKLYN UNION GAS CO/THE 144A	4.632% 08/05/2027 DD 08/05/22	210,000	210,000	211,283
	BROOKLYN UNION GAS CO/THE 144A	4.866% 08/05/2032 DD 08/05/22	140,000	136,514	138,807
	BX COMMERCIAL MORT BRBK A 144A	VAR RT 10/15/2041 DD 10/17/24	325,000	323,375	326,609
	BX TRUST 2025-ARIA ARIA A 144A	VAR RT 12/13/2042 DD 12/01/25	265,000	265,000	267,658
	CAPITAL ONE FINANCIAL CORP	VAR RT 10/29/2027 DD 11/01/23	175,000	175,000	179,184
	CAPITAL ONE NA	2.700% 02/06/2030 DD 02/06/20	80,000	71,522	75,457
	CARMAX AUTO OWNER TRUST 2 3 A3	5.280% 05/15/2028 DD 07/26/23	125,251	123,759	126,112
	CARMAX AUTO OWNER TRUST 20 3 C	5.280% 03/15/2030 DD 07/30/24	445,000	444,931	453,041
	CARMAX SELECT RECEIVABLES B B	4.350% 07/15/2030 DD 09/24/25	200,000	199,966	200,380
	CENTERPOINT ENERGY HOUSTON ELE	4.950% 08/15/2035 DD 08/07/25	250,000	249,060	252,370
	CITIBANK NA	4.914% 05/29/2030 DD 05/29/25	210,000	210,000	216,172
	CITIGROUP COMMERCIAL M GC36 A5	3.616% 02/10/2049 DD 02/01/16	184,310	202,352	183,434
	CITIGROUP INC	VAR RT 09/19/2030 DD 09/19/24	275,000	275,000	277,390
	CITIZENS FINANCIAL GROUP INC	VAR RT 01/23/2030 DD 01/23/24	345,000	345,000	360,049
	CNH EQUIPMENT TRUST 2024- A A4	4.800% 07/15/2031 DD 01/24/24	200,000	199,931	203,538

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	CNH EQUIPMENT TRUST 2024- B A4	5.230% 11/17/2031 DD 05/20/24	265,000	264,947	273,332
	COLUMBIA PIPELINES HOLDIN 144A	5.097% 10/01/2031 DD 09/09/24	235,000	234,991	239,286
	COLUMBIA PIPELINES OPERAT 144A	5.927% 08/15/2030 DD 08/08/23	170,000	180,438	180,304
	COMM 2020-CX MORTGAG CX A 144A	2.173% 11/10/2046 DD 11/01/20	290,000	244,008	249,620
	COOPERATIEVE RABOBANK UA 144A	VAR RT 04/06/2028 DD 04/06/22	250,000	236,588	248,755
	COTERRA ENERGY INC	4.375% 03/15/2029 DD 09/15/22	175,000	170,587	175,546
	CREDIT AGRICOLE SA 144A	VAR RT 09/11/2028 DD 09/11/24	250,000	250,000	251,940
	DELL INTERNATIONAL LLC / EMC C	4.750% 10/06/2032 DD 10/06/25	145,000	144,590	145,015
	DEUTSCHE BANK AG/NEW YORK NY	VAR RT 05/28/2032 DD 05/28/21	200,000	175,758	183,826
	DEUTSCHE BANK AG/NEW YORK NY	VAR RT 01/14/2032 DD 01/14/21	230,000	204,509	217,589
	DEUTSCHE BANK AG/NEW YORK NY	VAR RT 12/10/2031 DD 12/10/25	145,000	145,000	144,742
	DEXT ABS 2025-1 LLC 1 A3 144A	4.770% 08/15/2035 DD 03/18/25	170,000	169,991	171,877
	DOLP TRUST 2021-NYC NYC A 144A	2.956% 05/10/2041 DD 04/01/21	232,000	198,614	208,600
	DRIVE AUTO RECEIVABLES TRU 1 B	5.310% 01/16/2029 DD 02/21/24	225,122	225,082	226,061
	DURST COMMERCIAL MO 151 A 144A	VAR RT 08/10/2042 DD 08/01/25	160,000	160,000	163,344
	EAGLE FUNDING LUXCO SARL 144A	5.500% 08/17/2030 DD 08/14/25	270,000	269,320	274,957
	EVERGY KANSAS CENTRAL INC	5.250% 03/15/2035 DD 03/13/25	285,000	283,926	291,102
	EVERGY MISSOURI WEST INC 144A	5.650% 06/01/2034 DD 05/29/24	170,000	179,338	176,224
	EXETER AUTOMOBILE RECEIVA 2A D	1.400% 04/15/2027 DD 06/02/21	25,811	24,004	25,679
	EXETER AUTOMOBILE RECEIVA 3A B	4.860% 02/15/2030 DD 05/28/25	120,000	120,609	121,513
	FEDERAL HOME LN MTG CORP	1.250% 09/29/2031 DD 09/29/20	630,000	518,238	543,356
	FHLMC POOL #84-2042	VAR RT 10/01/2055 DD 10/01/25	269,284	277,364	278,011
	FHLMC POOL #SA-0100	5.000% 05/01/2035 DD 04/01/25	329,301	331,308	334,300
	FHLMC POOL #SD-7436	5.500% 01/01/2055 DD 01/01/25	384,532	380,326	392,726
	FHLMC POOL #SD-8199	2.000% 03/01/2052 DD 02/01/22	136,388	106,873	110,780
	FHLMC MULTICLASS MTG 5501 NV	5.500% 12/25/2035 DD 01/01/25	360,603	363,533	369,805
	FHLMC MULTICLASS MTG 5507 LV	5.500% 12/25/2035 DD 01/01/25	210,752	213,510	216,071
	FHLMC MULTICLASS MTG 5537 V	5.000% 04/25/2036 DD 04/01/25	181,146	180,275	184,066
	FIFTH THIRD BANCORP	VAR RT 09/06/2030 DD 09/06/24	325,000	325,000	330,405
	FIRST HORIZON BANK	5.750% 05/01/2030 DD 04/27/20	175,000	177,599	180,919
	FIRST HORIZON CORP	VAR RT 03/07/2031 DD 03/07/25	160,000	160,000	165,450
	FNMA POOL #0FS9203	6.000% 09/01/2054 DD 09/01/24	352,633	356,765	362,514
	FNMA POOL #0MA4331	1.500% 04/01/2031 DD 04/01/21	774,637	787,649	735,766
	FNMA POOL #0MA4448	1.500% 09/01/2031 DD 09/01/21	331,396	338,179	315,343
	FNMA POOL #0MA4476	1.500% 10/01/2031 DD 10/01/21	227,221	231,837	214,751
	FNMA POOL #0MA5711	5.000% 04/01/2040 DD 04/01/25	288,037	288,172	291,897
	FNMA GTD REMIC P/T 20-63 B	1.250% 09/25/2050 DD 08/01/20	34,063	34,319	27,081
	FNMA GTD REMIC P/T 24-42 BV	6.000% 02/25/2036 DD 06/01/24	231,048	235,940	238,476
	FNMA GTD REMIC P/T 25-2 BV	6.000% 12/25/2035 DD 01/01/25	187,546	192,440	194,556
	FNMA GTD REMIC P/T 25-5 GV	6.000% 12/25/2035 DD 01/01/25	229,758	235,717	238,597
	FORD CREDIT FLOORPLAN MAST 4 A	4.060% 11/15/2030 DD 12/21/18	290,000	285,457	291,256
	FOUNDRY JV HOLDCO LLC 144A	5.900% 01/25/2033 DD 02/07/25	180,000	191,421	188,618
	GENERAL MOTORS FINANCIAL CO IN	2.700% 06/10/2031 DD 06/10/21	310,000	269,117	280,947
	GLOBAL PAYMENTS INC	4.500% 11/15/2028 DD 11/14/25	250,000	249,855	250,568
	GM FINANCIAL CONSUMER AUT 3 A3	5.450% 06/16/2028 DD 07/19/23	95,590	95,059	96,277
	GM FINANCIAL CONSUMER AUT 4 A3	5.780% 08/16/2028 DD 10/11/23	134,103	134,076	135,455

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	GM FINANCIAL CONSUMER AUTO 4 B	4.670% 05/16/2030 DD 10/16/24	290,000	289,997	293,126
	GNMA GTD REMIC P/T 21-96 GP	1.000% 06/20/2051 DD 06/01/21	186,750	141,930	145,391
	GNMA GTD REMIC P/T 23-1 HD	3.500% 01/20/2052 DD 01/01/23	183,047	169,157	167,230
	GNMA GTD REMIC P/T 23-147 DV	6.000% 08/20/2034 DD 10/01/23	169,532	172,510	171,691
	GNMA GTD REMIC P/T 25-107 AD	4.750% 04/16/2047 DD 06/01/25	375,575	372,230	377,175
	GNMA GTD REMIC P/T 25-25 P	7.000% 11/20/2054 DD 02/01/25	124,758	126,340	129,322
	GNMA GTD REMIC P/T 25-92 A	5.000% 07/16/2040 DD 05/01/25	292,190	291,368	294,349
	GNMA II POOL #0MA7706	3.000% 11/20/2051 DD 11/01/21	110,751	98,153	99,851
	GOLDMAN SACHS GROUP INC/THE	VAR RT 10/21/2029 DD 10/21/25	270,000	270,000	270,019
	GS MORTGAGE SECURITIES GS3 A4	2.850% 10/10/2049 DD 09/01/16	400,000	427,531	395,968
	HONDA AUTO RECEIVABLES 20 4 A4	5.660% 02/21/2030 DD 11/08/23	250,000	249,941	255,060
	HUDSON YARDS 2025- SPRL A 144A	VAR RT 01/13/2040 DD 01/01/25	220,000	220,000	228,243
	HYUNDAI AUTO RECEIVABLES T B C	5.290% 10/15/2031 DD 07/24/24	500,000	511,973	511,925
	HYUNDAI CAPITAL AMERICA 144A	1.650% 09/17/2026 DD 09/17/21	310,000	309,867	304,938
	HYUNDAI CAPITAL AMERICA 144A	6.200% 09/21/2030 DD 09/21/23	210,000	227,010	224,076
	HYUNDAI CAPITAL AMERICA 144A	4.750% 09/26/2031 DD 09/26/24	260,000	259,709	261,001
	HYUNDAI CAPITAL AMERICA 144A	4.500% 09/18/2030 DD 09/18/25	150,000	149,496	150,146
	ING GROEP NV	VAR RT 09/11/2027 DD 09/11/23	385,000	385,000	390,163
	ING GROEP NV	VAR RT 03/25/2031 DD 03/25/25	255,000	255,000	261,480
	INVITATION HOMES OPERATING PAR	2.000% 08/15/2031 DD 08/06/21	180,000	150,579	157,514
	ISRAEL GOVERNMENT INTERNATIONA	5.375% 02/19/2030 DD 02/19/25	215,000	213,164	222,306
	JETBLUE 2019-1 CLASS AA PASS T	2.750% 11/15/2033 DD 11/12/19	219,467	192,721	197,081
	JPMDB COMMERCIAL MORTG COR6 A4	3.057% 11/13/2052 DD 11/01/19	300,000	265,441	274,098
	JPMORGAN CHASE & CO	VAR RT 11/19/2031 DD 11/19/20	210,000	179,598	186,778
	KENTUCKY POWER CO 144A	7.000% 11/15/2033 DD 11/10/23	245,000	271,607	268,013
	KEYBANK NATIONAL ASSOCIATION	3.900% 04/13/2029 DD 03/13/19	190,000	179,320	186,565
	LAD AUTO RECEIVABLES 3A B 144A	4.740% 01/15/2030 DD 10/29/24	265,000	264,985	267,862
	LLOYDS BANKING GROUP PLC	VAR RT 08/07/2027 DD 08/07/23	495,000	497,374	500,480
	LLOYDS BANKING GROUP PLC	VAR RT 06/05/2030 DD 06/05/24	130,000	136,023	136,115
	LLOYDS BANKING GROUP PLC	VAR RT 11/26/2028 DD 11/26/24	260,000	260,000	264,984
	MACQUARIE GROUP LTD 144A	VAR RT 01/12/2027 DD 01/12/21	255,000	236,133	254,793
	MANHATTAN WEST 2020 1MW A 144A	2.130% 09/10/2039 DD 08/01/20	470,000	429,187	452,253
	MARS INC 144A	5.000% 03/01/2032 DD 03/12/25	205,000	204,586	211,603
	MERCEDES-BENZ AUTO RECEIV 1 A4	4.790% 07/15/2031 DD 01/24/24	200,000	199,934	203,666
	META PLATFORMS INC	4.600% 11/15/2032 DD 11/03/25	185,000	184,985	186,737
	MEXICO GOVERNMENT INTERNATIONA	5.375% 03/22/2033 DD 09/22/25	115,000	114,579	113,965
	MITSUBISHI UFJ FINANCIAL GROUP	VAR RT 07/20/2027 DD 07/20/21	1,035,000	952,190	1,020,562
	MORGAN STANLEY	VAR RT 05/04/2027 DD 04/22/21	750,000	693,555	743,498
	MORGAN STANLEY	VAR RT 10/20/2032 DD 10/19/21	205,000	177,758	184,067
	MORGAN STANLEY	VAR RT 10/22/2036 DD 10/22/25	95,000	95,000	94,370
	MORGAN STANLEY CAP BPR2 A 144A	7.291% 05/05/2029 DD 05/01/24	313,033	325,812	329,746
	MORGAN STANLEY CAPI 420 A 144A	VAR RT 10/12/2050 DD 03/01/15	254,626	245,078	255,311
	MORGAN STANLEY CAPITAL I L1 A3	4.139% 10/15/2051 DD 10/01/18	322,337	313,624	322,415
	MPLX LP	4.800% 02/15/2031 DD 08/11/25	150,000	149,820	151,751
	MSCI INC 144A	3.875% 02/15/2031 DD 05/26/20	285,000	270,240	273,965
	NATIONAL FUEL GAS CO	2.950% 03/01/2031 DD 02/24/21	355,000	312,826	324,044

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	NATIONAL FUEL GAS CO	5.500% 03/15/2030 DD 02/19/25	270,000	269,935	278,670
	NATWEST GROUP PLC	VAR RT 03/02/2027 DD 03/02/23	405,000	405,000	406,089
	NEW YORK STATE ELECTRIC & 144A	5.850% 08/15/2033 DD 08/08/23	170,000	180,348	180,809
	NRG ENERGY INC 144A	4.734% 10/15/2030 DD 10/08/25	270,000	269,928	270,383
	NRG ENERGY INC 144A	5.407% 10/15/2035 DD 10/08/25	90,000	89,999	89,932
	ONE BRYANT PARK TRU OBP A 144A	2.516% 09/15/2054 DD 08/21/19	250,000	222,148	232,193
	ORACLE CORP	4.800% 09/26/2032 DD 09/26/25	280,000	279,902	271,662
	PLAINS ALL AMERICAN PIPELINE L	4.700% 01/15/2031 DD 09/08/25	110,000	109,852	110,721
	PROGRESS RESIDENTI SFR3 A 144A	3.390% 07/17/2042 DD 07/02/25	225,000	208,422	214,612
	PSEG POWER LLC 144A	5.200% 05/15/2030 DD 05/21/25	160,000	159,933	163,811
	PUBLIC SERVICE CO OF COLORADO	5.150% 09/15/2035 DD 08/07/25	235,000	234,542	238,631
	PUBLIC SERVICE ELECTRIC AND GA	0.950% 03/15/2026 DD 03/04/21	590,000	588,702	586,478
	PUGET ENERGY INC	2.379% 06/15/2028 DD 06/14/21	290,000	267,096	277,646
	RELIANCE STANDARD LIFE GL 144A	1.512% 09/28/2026 DD 09/28/21	265,000	265,000	259,883
	ROYAL BANK OF CANADA	VAR RT 08/02/2030 DD 07/23/24	390,000	390,000	399,738
	SANTANDER DRIVE AUTO RECEI 2 B	5.240% 05/15/2028 DD 05/17/23	50,909	50,909	51,001
	SANTANDER HOLDINGS USA INC	VAR RT 03/09/2029 DD 03/09/23	255,000	267,125	265,784
	SCMS 2025-BNC1 MO BNC1 A2 144A	4.502% 12/15/2057 DD 12/01/25	190,000	190,000	190,203
	SILGAN HOLDINGS INC 144A	1.400% 04/01/2026 DD 02/10/21	330,000	329,819	327,205
	SOCIETE GENERALE SA 144A	VAR RT 01/21/2033 DD 01/19/22	255,000	223,673	232,881
	SOUTHERN CALIFORNIA EDISON CO	5.850% 11/01/2027 DD 11/08/22	375,000	374,783	385,380
	SOUTHERN CALIFORNIA EDISON CO	5.250% 03/15/2030 DD 03/17/25	250,000	250,246	256,658
	SUMITOMO MITSUI FINANCIAL GROU	1.402% 09/17/2026 DD 09/17/21	410,000	410,000	402,817
	SWCH COMMERCIAL MO DATA A 144A	VAR RT 02/15/2042 DD 02/18/25	185,000	184,538	183,278
	SYNCHRONY CARD ISSUANCE T A1 A	4.780% 02/15/2031 DD 02/18/25	210,000	209,976	213,629
	SYNCHRONY FINANCIAL	VAR RT 03/06/2031 DD 03/06/25	230,000	230,000	235,989
	TENNESSEE VALLEY AUTH BD	5.880% 04/01/2036 DD 07/23/97	350,000	382,976	391,745
	TOYOTA AUTO RECEIVABLES 2 A A4	4.770% 04/16/2029 DD 01/30/24	145,000	144,989	147,326
	TRICON RESIDENTIAL SFR4 A 144A	4.300% 11/17/2041 DD 11/12/24	168,669	164,742	167,721
	TRUIST FINANCIAL CORP	VAR RT 01/24/2030 DD 01/24/24	280,000	280,000	290,077
	U S TREASURY NOTE	3.500% 10/15/2028 DD 10/15/25	5,025,000	5,021,231	5,021,483
	U S TREASURY NOTE	3.625% 10/31/2030 DD 10/31/25	8,870,000	8,832,182	8,840,906
	U S TREASURY NOTE	3.500% 10/31/2027 DD 10/31/25	80,000	80,000	80,028
	U S TREASURY NOTE	3.750% 10/31/2032 DD 10/31/25	9,755,000	9,662,180	9,662,035
	U S TREASURY NOTE	4.000% 11/15/2035 DD 11/15/25	4,560,000	3,494,419	3,463,751
	UNITED AIRLINES 2020-1 CLASS A	5.875% 04/15/2029 DD 10/28/20	168,329	187,055	172,608
	VERIZON MASTER TRUST 7 A 144A	4.350% 08/20/2032 DD 09/18/24	445,000	444,876	448,947
	VERIZON MASTER TRUST 7 A1A	3.960% 08/20/2031 DD 09/16/25	145,000	144,972	145,376
	VOLVO FINANCIAL EQU 1A A4 144A	4.530% 10/15/2031 DD 03/12/25	165,000	164,979	167,389
	WELLS FARGO & CO	VAR RT 07/25/2028 DD 07/25/22	340,000	340,000	343,862
	WELLS FARGO & CO	VAR RT 03/02/2033 DD 03/02/22	245,000	223,001	228,977
	WESTERN MIDSTREAM OPERATING LP	6.350% 01/15/2029 DD 09/29/23	335,000	355,626	352,768
	WESTPAC BANKING CORP	VAR RT 11/18/2036 DD 11/18/21	310,000	269,300	280,243
	WHARF COMMERCIAL MOR DC A 144A	VAR RT 07/15/2040 DD 06/01/25	190,000	190,000	195,402
	WORLD FINANCIAL NETWORK CR A A	5.470% 02/15/2031 DD 05/15/24	250,000	249,960	254,948
	WORLD OMNI AUTO RECEIVABL A A4	4.860% 11/15/2030 DD 01/29/25	225,000	224,965	229,667

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	280 PARK AVENUE 20 280P A 144A	VAR RT 09/15/2034 DD 09/28/17	100,000	99,313	99,664
	AKER BP ASA 144A	5.125% 10/01/2034 DD 10/01/24	150,000	142,154	147,011
	ALA TRUST 2025-OAN OANA A 144A	VAR RT 06/15/2040 DD 06/13/25	50,000	49,875	50,188
	ALABAMA POWER CO	5.100% 04/02/2035 DD 03/31/25	15,000	14,978	15,380
	ALABAMA POWER CO	4.300% 03/15/2031 DD 09/05/25	155,000	154,662	155,482
	ALPHABET INC	4.000% 05/15/2030 DD 05/01/25	115,000	114,192	115,336
	ALPHABET INC	3.875% 11/15/2028 DD 11/06/25	165,000	164,858	165,891
	ALPHABET INC	4.375% 11/15/2032 DD 11/06/25	30,000	29,966	30,147
	AMERICAN ELECTRIC POWER CO INC	5.750% 11/01/2027 DD 11/02/22	190,000	189,497	195,801
	AMERICAN EXPRESS CO	5.850% 11/05/2027 DD 11/07/22	190,000	189,863	196,553
	AMERICAN EXPRESS CO	VAR RT 01/30/2031 DD 01/30/25	85,000	85,000	87,677
	AMERICAN EXPRESS CO	VAR RT 04/25/2029 DD 04/25/25	165,000	167,174	167,582
	AMERICAN TOWER CORP	5.250% 07/15/2028 DD 05/25/23	125,000	124,640	128,558
	AMGEN INC	5.150% 03/02/2028 DD 03/02/23	105,000	104,817	107,493
	AMSR 2021-SFR4 TRU SFR4 A 144A	2.117% 12/17/2038 DD 11/23/21	254,146	233,378	249,132
	AMSR 2024-SFR2 TRU SFR2 A 144A	4.150% 11/17/2041 DD 11/14/24	100,000	95,684	98,752
	AMUR EQUIPMENT FINA 1A A2 144A	5.380% 01/21/2031 DD 01/31/24	49,362	49,357	49,919
	AMUR EQUIPMENT FINA 1A A2 144A	4.700% 09/22/2031 DD 05/23/25	136,003	136,001	137,404
	ARES STRATEGIC INCOME FUN 144A	5.800% 09/09/2030 DD 06/09/25	40,000	39,562	40,414
	ARES STRATEGIC INCOME FUN 144A	5.150% 01/15/2031 DD 09/15/25	130,000	128,354	127,699
	AT&T INC	2.550% 12/01/2033 DD 06/01/21	33,000	32,534	28,215
	ATHENE GLOBAL FUNDING 144A	2.717% 01/07/2029 DD 01/07/22	120,000	120,000	113,575
	ATHENE GLOBAL FUNDING 144A	5.684% 02/23/2026 DD 02/23/24	140,000	140,000	140,283
	ATHENE GLOBAL FUNDING 144A	4.721% 10/08/2029 DD 10/08/24	65,000	65,000	65,059
	AUXILIOR TERM FUNDI 1A A3 144A	5.490% 07/15/2031 DD 07/03/24	100,000	99,990	101,813
	AVIS BUDGET RENTAL C 1A A 144A	5.360% 06/20/2030 DD 01/12/24	100,000	99,983	103,154
	AVIS BUDGET RENTAL C 2A A 144A	1.660% 02/20/2028 DD 11/17/21	110,000	104,500	107,509
	AVIS BUDGET RENTAL C 3A A 144A	5.230% 12/20/2030 DD 03/12/24	100,000	99,954	103,161
	AVIS BUDGET RENTAL C 3A A 144A	5.440% 02/22/2028 DD 04/06/23	155,000	156,768	156,858
	BACARDI-MARTINI BV 144A	5.550% 02/01/2030 DD 01/29/25	115,000	117,142	118,705
	BAE SYSTEMS PLC 144A	5.125% 03/26/2029 DD 03/26/24	200,000	203,386	205,694
	BANK 2017-BNK8 BNK8 A4	3.488% 11/15/2050 DD 11/01/17	210,000	197,531	205,523
	BANK 2019-BNK18 BN18 A4	3.584% 05/15/2062 DD 05/01/19	55,000	51,610	52,965
	BANK OF AMERICA CORP	VAR RT 07/22/2027 DD 04/22/21	190,000	189,250	187,587
	BANK OF AMERICA CORP	VAR RT 03/11/2027 DD 03/11/21	30,000	28,776	29,860
	BANK OF AMERICA CORP	VAR RT 07/23/2031 DD 07/23/20	125,000	117,216	112,406
	BANK OF AMERICA CORP	VAR RT 10/24/2031 DD 10/21/20	20,000	16,199	17,903
	BANK OF AMERICA CORP	VAR RT 03/11/2032 DD 03/11/21	175,000	178,008	160,916
	BANK OF AMERICA CORP	VAR RT 07/21/2032 DD 07/21/21	35,000	28,957	31,325
	BANK OF AMERICA CORP	VAR RT 09/21/2036 DD 09/21/21	55,000	45,207	48,340
	BANK OF AMERICA CORP	VAR RT 10/25/2035 DD 10/25/24	65,000	65,000	66,697
*	BANK OF NEW YORK MELLON CORP/T	VAR RT 10/25/2029 DD 10/25/23	55,000	55,000	58,413
*	BANK OF NEW YORK MELLON CORP/T	VAR RT 07/22/2032 DD 07/22/24	65,000	65,000	67,453
	BAT CAPITAL CORP	3.557% 08/15/2027 DD 08/15/18	135,000	133,801	133,982
	BAT CAPITAL CORP	5.350% 08/15/2032 DD 03/13/25	65,000	64,948	67,636
	BAXTER INTERNATIONAL INC	4.900% 12/15/2030 DD 12/04/25	85,000	84,852	85,711

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	BBCMS MORTGAGE TRUST 20 C30 A2	6.128% 11/15/2057 DD 11/01/24	160,000	165,738	167,157
	BENCHMARK 2019-B11 MORT B11 A2	3.410% 05/15/2052 DD 06/01/19	2,737	2,819	2,729
	BENCHMARK 2019-B9 MORTGA B9 A5	4.016% 03/15/2052 DD 02/01/19	135,000	128,640	132,945
	BLACKSTONE SECURED LENDING FUN	5.125% 01/31/2031 DD 10/14/25	140,000	138,636	138,391
	BOCA COMMERCIAL MO BOCA A 144A	VAR RT 12/15/2042 DD 12/19/25	140,000	140,000	140,175
	BOEING CO/THE	3.200% 03/01/2029 DD 02/15/19	60,000	55,449	58,207
	BOEING CO/THE	6.388% 05/01/2031 DD 11/01/24	10,000	10,626	10,860
	BOEING CO/THE	5.150% 05/01/2030 DD 05/04/20	200,000	205,528	205,704
	BPCE SA 144A	5.125% 01/18/2028 DD 01/18/23	250,000	249,520	254,843
	BPR TRUST 2023-BRK BRK2 A 144A	VAR RT 10/05/2038 DD 10/01/23	200,000	199,990	208,798
	BPR TRUST 2024-PMD PMDW A 144A	VAR RT 11/05/2041 DD 11/01/24	100,000	99,999	102,385
	BRIDGECREST LENDING AUTO 4 A3	4.240% 10/15/2029 DD 10/22/25	145,000	144,984	145,451
	BROADCOM INC	5.050% 07/12/2029 DD 07/12/24	20,000	19,974	20,606
	BROADCOM INC	4.150% 02/15/2028 DD 10/02/24	90,000	89,870	90,329
	BROADCOM INC	4.600% 07/15/2030 DD 07/11/25	65,000	64,864	66,092
	BROADCOM INC	4.200% 10/15/2030 DD 09/29/25	125,000	124,997	125,045
	BROOKFIELD FINANCE INC	3.900% 01/25/2028 DD 01/17/18	200,000	214,268	199,384
	BROOKLYN UNION GAS CO/THE 144A	4.632% 08/05/2027 DD 08/05/22	110,000	110,000	110,672
	BWAY TRUST 2025-15 1535 A 144A	VAR RT 05/05/2042 DD 04/01/25	110,000	110,000	113,863
	BX TRUST 2025-ARIA ARIA A 144A	VAR RT 12/13/2042 DD 12/01/25	35,000	35,000	35,351
	CAPITAL ONE FINANCIAL CORP	VAR RT 07/26/2030 DD 07/27/22	95,000	95,000	98,060
	CAPITAL ONE FINANCIAL CORP	VAR RT 10/30/2031 DD 11/01/23	40,000	42,984	45,242
	CAPITAL ONE FINANCIAL CORP	VAR RT 01/30/2036 DD 01/30/25	20,000	20,000	20,929
	CAPITAL ONE FINANCIAL CORP	VAR RT 09/11/2031 DD 09/11/25	70,000	70,000	69,948
	CARDINAL HEALTH INC	5.000% 11/15/2029 DD 11/22/24	85,000	85,270	87,364
	CARDINAL HEALTH INC	4.500% 09/15/2030 DD 08/27/25	200,000	201,439	202,048
	CBRE SERVICES INC	4.900% 01/15/2033 DD 11/13/25	20,000	19,963	20,123
	CD 2016-CD1 MORTGAGE T CD1 ASB	2.622% 08/10/2049 DD 08/01/16	40,251	42,685	40,179
	CD 2016-CD2 MORTGAGE TR CD2 A4	VAR RT 11/10/2049 DD 12/01/16	120,000	115,469	117,288
	CD 2017-CD3 MORTGAGE TR CD3 A4	3.631% 02/10/2050 DD 02/01/17	185,000	176,603	180,573
	CDW LLC / CDW FINANCE CORP	2.670% 12/01/2026 DD 12/01/21	205,000	205,000	202,292
	CENT 2025-CITY CITY A 144A	VAR RT 07/10/2040 DD 07/01/25	125,000	125,000	126,624
	CENTERPOINT ENERGY HOUSTON ELE	5.200% 10/01/2028 DD 09/18/23	45,000	46,067	46,476
	CENTERPOINT ENERGY INC	5.400% 06/01/2029 DD 05/10/24	121,000	120,746	125,402
	CENTERPOINT ENERGY RESOURCES C	1.750% 10/01/2030 DD 10/01/20	24,000	21,306	21,401
	CIGNA GROUP/THE	4.875% 09/15/2032 DD 09/04/25	80,000	81,001	81,167
	CITIGROUP INC	VAR RT 02/13/2030 DD 02/13/24	55,000	55,000	56,488
	CITIGROUP INC	VAR RT 09/11/2031 DD 09/11/25	260,000	261,224	261,126
	CITIGROUP INC	VAR RT 05/07/2031 DD 05/07/25	115,000	114,759	117,551
	CITIZENS AUTO RECEIV 1 A4 144A	5.030% 10/15/2030 DD 01/23/24	65,000	64,998	65,969
	CITIZENS FINANCIAL GROUP INC	VAR RT 04/25/2035 DD 04/25/24	10,000	10,330	11,014
	CITIZENS FINANCIAL GROUP INC	VAR RT 03/05/2031 DD 03/05/25	60,000	59,377	61,694
	CLECO CORPORATE HOLDINGS LLC	3.375% 09/15/2029 DD 03/15/20	25,000	24,985	23,529
	CNO GLOBAL FUNDING 144A	4.700% 12/11/2030 DD 12/11/25	145,000	144,809	145,307
	COLUMBIA PIPELINES HOLDIN 144A	6.055% 08/15/2026 DD 08/08/23	15,000	15,000	15,139
	COLUMBIA PIPELINES HOLDIN 144A	5.097% 10/01/2031 DD 09/09/24	46,000	45,467	46,839

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	COLUMBIA PIPELINES HOLDIN 144A	4.999% 11/17/2032 DD 11/17/25	130,000	129,772	130,196
	COMM 2024-277P MOR 277P A 144A	6.338% 08/10/2044 DD 08/01/24	60,000	60,599	63,240
	COMM 2024-CBM MORT CBM A2 144A	VAR RT 12/10/2041 DD 12/01/24	40,000	40,598	40,742
	CONAGRA BRANDS INC	5.000% 08/01/2030 DD 07/22/25	35,000	34,886	35,439
	CONSOLIDATED EDISON CO OF NEW	4.000% 12/01/2028 DD 11/30/18	165,000	165,830	165,551
	COTERRA ENERGY INC	5.600% 03/15/2034 DD 03/13/24	48,000	48,092	49,555
	COX COMMUNICATIONS INC 144A	5.450% 09/01/2034 DD 08/20/24	25,000	24,980	24,641
	COX COMMUNICATIONS INC 144A	5.700% 06/15/2033 DD 06/20/23	205,000	207,135	207,052
	CREDIT ACCEPTANCE AU 2A A 144A	5.950% 06/15/2034 DD 06/20/24	155,000	154,998	157,745
	CREDIT ACCEPTANCE AU 3A A 144A	4.680% 09/15/2034 DD 09/26/24	120,000	119,984	120,679
	CREDIT AGRICOLE SA 144A	VAR RT 09/25/2033 DD 09/25/25	250,000	250,000	250,033
	CROWN CASTLE INC	4.800% 09/01/2028 DD 04/26/23	80,000	79,818	81,190
	CROWN CASTLE INC	4.900% 09/01/2029 DD 08/12/24	25,000	25,510	25,406
	CROWN CASTLE INC	2.250% 01/15/2031 DD 06/15/20	160,000	141,696	143,042
	CROWN CASTLE INC	2.100% 04/01/2031 DD 02/16/21	45,000	39,747	39,751
	CSAIL 2016-C6 COMMERCIAL C6 A5	3.090% 01/15/2049 DD 05/01/16	132,794	129,262	132,328
	CVS HEALTH CORP	1.750% 08/21/2030 DD 08/21/20	95,000	79,125	84,460
	CVS HEALTH CORP	2.125% 09/15/2031 DD 08/18/21	70,000	56,879	61,554
	CVS HEALTH CORP	5.000% 09/15/2032 DD 08/15/25	45,000	44,862	46,009
	DIAMONDBACK ENERGY INC	5.400% 04/18/2034 DD 04/18/24	15,000	15,432	15,384
	DIAMONDBACK ENERGY INC	3.125% 03/24/2031 DD 03/24/21	90,000	83,539	84,182
	DLLAA 2023-1 LLC 1A A3 144A	5.640% 02/22/2028 DD 08/02/23	55,550	55,546	56,139
	DLLAD 2024-1 LLC 1A A3 144A	5.300% 07/20/2029 DD 05/15/24	65,000	64,987	66,360
	DOMINION ENERGY INC	5.000% 06/15/2030 DD 03/11/25	100,000	99,956	102,827
	DUKE ENERGY CAROLINAS LLC	2.550% 04/15/2031 DD 04/01/21	55,000	54,937	50,674
	DUKE ENERGY CORP	2.550% 06/15/2031 DD 06/10/21	90,000	86,831	82,049
	DUKE ENERGY CORP	5.450% 06/15/2034 DD 06/07/24	20,000	19,974	20,865
	DUKE ENERGY CORP	5.000% 12/08/2027 DD 12/08/22	110,000	112,258	112,151
	DUKE ENERGY OHIO INC	5.250% 04/01/2033 DD 03/22/23	10,000	9,994	10,374
	DUKE ENERGY PROGRESS LLC	5.050% 03/15/2035 DD 03/06/25	40,000	39,953	40,746
	EDISON INTERNATIONAL	5.250% 03/15/2032 DD 11/05/24	10,000	9,731	10,002
	EDISON INTERNATIONAL	6.250% 03/15/2030 DD 03/14/25	65,000	66,936	67,999
	ELEMENT FLEET MANAGEMENT 144A	4.641% 11/24/2030 DD 11/24/25	100,000	100,145	100,368
	ELI LILLY & CO	4.500% 02/09/2029 DD 02/09/24	155,000	154,898	158,002
	ELI LILLY & CO	4.000% 10/15/2028 DD 08/20/25	40,000	40,168	40,282
	ELI LILLY & CO	4.550% 10/15/2032 DD 08/20/25	130,000	129,948	131,970
	EMERA US FINANCE LP	2.639% 06/15/2031 DD 06/04/21	70,000	60,388	63,309
	ENERGY TRANSFER LP	3.750% 05/15/2030 DD 01/22/20	10,000	9,432	9,742
	ENTERPRISE FLEET FIN 2 A2 144A	5.560% 04/22/2030 DD 05/31/23	46,044	46,036	46,300
	ENTERPRISE FLEET FIN 2 A4 144A	5.690% 12/20/2030 DD 04/30/24	75,000	74,990	77,496
	ENTERPRISE FLEET FIN 2 A4 144A	4.580% 12/22/2031 DD 05/06/25	65,000	64,995	66,065
	ENTERPRISE FLEET FIN 3 A4 144A	5.060% 03/20/2031 DD 07/24/24	50,000	49,999	51,176
	ENTERPRISE PRODUCTS OPERATING	4.600% 01/15/2031 DD 06/20/25	225,000	225,799	227,945
	EOG RESOURCES INC	5.000% 07/15/2032 DD 07/01/25	35,000	34,927	35,903
	EOG RESOURCES INC	5.350% 01/15/2036 DD 07/01/25	45,000	44,963	46,344
	EOG RESOURCES INC	4.400% 01/15/2031 DD 11/24/25	15,000	14,991	15,074

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	EQT CORP	4.500% 01/15/2029 DD 07/15/25	60,000	58,015	60,169
	EQT CORP	4.750% 01/15/2031 DD 07/15/25	60,000	55,942	60,450
	EQUITABLE AMERICA GLOBAL 144A	4.700% 09/15/2032 DD 09/15/25	90,000	90,083	89,672
	EQUITABLE FINANCIAL LIFE 144A	5.000% 03/27/2030 DD 03/27/25	45,000	44,908	46,036
	EVERSOURCE ENERGY	4.600% 07/01/2027 DD 06/27/22	100,000	99,880	100,690
	EVERSOURCE ENERGY	5.450% 03/01/2028 DD 03/06/23	80,000	80,016	82,029
	EVERSOURCE ENERGY	5.125% 05/15/2033 DD 05/11/23	30,000	29,440	30,352
	EVERSOURCE ENERGY	5.500% 01/01/2034 DD 01/19/24	11,000	10,988	11,325
	EVERSOURCE ENERGY	4.450% 12/15/2030 DD 10/17/25	220,000	219,858	219,017
	EXELON CORP	5.150% 03/15/2029 DD 02/27/24	95,000	94,792	97,746
	EXETER AUTOMOBILE RECEIV 4A A3	4.390% 09/17/2029 DD 08/27/25	55,000	54,996	55,240
	FHLMC POOL #A4-1215	5.000% 11/01/2035 DD 12/01/05	26,803	25,742	27,556
	FHLMC POOL #A4-1297	5.000% 12/01/2035 DD 12/01/05	16,813	16,147	17,298
	FHLMC POOL #A4-1833	5.000% 01/01/2036 DD 01/01/06	1,403	1,348	1,403
	FHLMC POOL #A4-7715	5.000% 11/01/2035 DD 11/01/05	219	210	222
	FHLMC POOL #A7-0631	5.000% 12/01/2037 DD 12/01/07	9,107	8,734	9,319
	FHLMC POOL #A7-7292	5.000% 04/01/2038 DD 05/01/08	31,610	31,215	32,579
	FHLMC POOL #A9-6129	4.000% 01/01/2041 DD 12/01/10	490,839	506,983	481,592
	FHLMC POOL #G0-1940	5.000% 10/01/2035 DD 10/01/05	8,047	7,559	8,282
	FHLMC POOL #G0-4214	5.500% 05/01/2038 DD 04/01/08	27,622	27,812	28,829
	FHLMC POOL #G0-8741	3.000% 01/01/2047 DD 12/01/16	822,705	845,329	745,585
	FHLMC POOL #QE-6387	4.500% 07/01/2052 DD 07/01/22	318,230	298,340	312,702
	FHLMC POOL #RA-7674	4.500% 07/01/2052 DD 07/01/22	694,986	650,355	681,996
	FHLMC POOL #RA-7778	4.500% 08/01/2052 DD 08/01/22	697,210	652,109	684,109
	FHLMC POOL #SD-2903	2.000% 03/01/2051 DD 05/01/23	1,060,070	849,215	867,328
	FHLMC POOL #SD-8036	3.000% 01/01/2050 DD 12/01/19	1,271,081	1,288,236	1,141,164
	FHLMC POOL #SD-8160	2.000% 07/01/2051 DD 07/01/21	731,296	745,722	595,590
	FHLMC POOL #SD-8362	5.500% 09/01/2053 DD 08/01/23	1,323,825	1,285,455	1,346,741
	FHLMC POOL #SD-8446	5.500% 07/01/2054 DD 06/01/24	709,702	716,355	720,220
	FHLMC POOL #SD-8495	6.000% 11/01/2054 DD 11/01/24	730,379	737,597	750,151
	FHLMC MULTICLASS MTG 3883 PB	3.000% 05/15/2041 DD 06/01/11	24,394	24,296	23,546
	FHLMC MULTICLASS MTG 4961 JB	2.500% 12/15/2042 DD 02/01/20	75,761	78,495	70,124
	FHLMC MULTICLASS MTG 5055 DG	1.500% 12/25/2050 DD 11/01/20	194,964	162,003	160,374
	FHLMC MULTICLASS MTG 5170 DP	2.000% 07/25/2050 DD 11/01/21	190,534	176,133	169,653
	FIRSTENERGY PENNSYLVANIA 144A	3.600% 06/01/2029 DD 06/03/19	35,000	32,109	34,271
	FIRSTKEY HOMES 202 SFR1 A 144A	1.538% 08/17/2038 DD 07/15/21	241,487	220,928	237,445
	FIRSTKEY HOMES 202 SFR3 A 144A	2.135% 12/17/2038 DD 12/09/21	93,724	86,113	91,891
	FLAGSHIP CREDIT AUTO 2 A3 144A	5.220% 12/15/2027 DD 05/04/23	35,656	35,655	35,662
	FNMA POOL #0256315	5.500% 07/01/2036 DD 06/01/06	14,478	14,194	15,146
	FNMA POOL #0725206	5.500% 02/01/2034 DD 02/01/04	21,309	24,277	21,893
	FNMA POOL #0725222	5.500% 02/01/2034 DD 02/01/04	37,295	42,472	38,296
	FNMA POOL #0725314	5.000% 04/01/2034 DD 03/01/04	9,480	9,005	9,624
	FNMA POOL #0727187	5.500% 08/01/2033 DD 08/01/03	2,551	2,568	2,608
	FNMA POOL #0733655	5.500% 09/01/2033 DD 08/01/03	8,236	8,290	8,448
	FNMA POOL #0734847	5.500% 08/01/2033 DD 08/01/03	10,077	10,143	10,256
	FNMA POOL #0735383	5.000% 04/01/2035 DD 03/01/05	91,411	102,360	93,869

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	FNMA POOL #0820263	5.000% 07/01/2035 DD 07/01/05	3,442	3,385	3,534
	FNMA POOL #0825951	5.000% 07/01/2035 DD 06/01/05	6,157	6,056	6,231
	FNMA POOL #0826955	5.000% 06/01/2035 DD 06/01/05	433	426	442
	FNMA POOL #0828523	5.000% 07/01/2035 DD 07/01/05	7,440	7,318	7,641
	FNMA POOL #0828547	5.000% 08/01/2035 DD 08/01/05	716	680	736
	FNMA POOL #0828678	5.000% 07/01/2035 DD 07/01/05	3,501	3,444	3,501
	FNMA POOL #0828712	5.000% 07/01/2035 DD 07/01/05	4,073	4,006	4,155
	FNMA POOL #0830996	5.000% 08/01/2035 DD 07/01/05	7,057	6,941	7,237
	FNMA POOL #0832013	5.000% 09/01/2035 DD 08/01/05	9,523	9,367	9,774
	FNMA POOL #0832878	5.000% 09/01/2035 DD 08/01/05	15,292	14,788	15,729
	FNMA POOL #0838778	5.000% 10/01/2035 DD 10/01/05	3,712	3,526	3,788
	FNMA POOL #0840377	5.000% 11/01/2035 DD 11/01/05	559	531	574
	FNMA POOL #0843360	5.000% 11/01/2035 DD 11/01/05	4,887	4,643	5,023
	FNMA POOL #0844018	5.000% 11/01/2035 DD 10/01/05	14,080	13,374	14,459
	FNMA POOL #0867065	5.000% 02/01/2036 DD 02/01/06	3,277	3,111	3,371
	FNMA POOL #0882022	5.500% 05/01/2036 DD 05/01/06	294	288	306
	FNMA POOL #0888023	5.500% 06/01/2036 DD 11/01/06	69,487	69,324	71,359
	FNMA POOL #0888120	5.000% 10/01/2035 DD 12/01/06	25,247	24,413	25,953
	FNMA POOL #0888635	5.500% 09/01/2036 DD 08/01/07	19,072	21,723	19,595
	FNMA POOL #0893289	5.500% 08/01/2036 DD 08/01/06	3,052	2,995	3,107
	FNMA POOL #0893363	5.000% 06/01/2036 DD 08/01/06	755	717	776
	FNMA POOL #0900979	5.500% 09/01/2036 DD 09/01/06	4,633	4,547	4,820
	FNMA POOL #0961876	5.000% 03/01/2038 DD 02/01/08	21,939	21,423	22,203
	FNMA POOL #0AT2016	3.000% 04/01/2043 DD 04/01/13	244,086	246,374	226,029
	FNMA POOL #0BK2229	2.500% 04/01/2050 DD 03/01/20	1,697,207	1,525,238	1,441,421
	FNMA POOL #0BN5279	4.000% 02/01/2049 DD 02/01/19	290,997	296,817	281,228
	FNMA POOL #0BR1035	2.000% 05/01/2051 DD 05/01/21	1,043,083	831,696	850,498
	FNMA POOL #0CB1666	2.500% 09/01/2051 DD 08/01/21	1,722,797	1,689,687	1,487,928
	FNMA POOL #0FA0287	6.000% 12/01/2054 DD 01/01/25	730,087	736,932	750,398
	FNMA POOL #0FA3041	5.500% 10/01/2055 DD 09/01/25	1,014,999	1,035,537	1,033,472
	FNMA POOL #0FP0078	2.500% 12/01/2051 DD 10/01/23	901,133	754,981	774,082
	FNMA POOL #0FS6925	2.500% 12/01/2051 DD 01/01/24	931,665	773,136	791,999
	FNMA POOL #0MA4398	2.000% 08/01/2051 DD 07/01/21	1,097,468	1,119,118	893,811
	FNMA POOL #0MA4582	2.000% 04/01/2037 DD 03/01/22	445,460	385,462	412,607
	FNMA GTD REMIC P/T 12-18 GA	2.000% 12/25/2041 DD 02/01/12	26,255	24,815	24,872
	FNMA GTD REMIC P/T 12-21 PQ	2.000% 09/25/2041 DD 02/01/12	13,483	12,764	12,876
	FNMA GTD REMIC P/T 12-52 PA	3.500% 05/25/2042 DD 04/01/12	22,949	23,245	22,304
	FNMA GTD REMIC P/T 15-48 QB	3.000% 02/25/2043 DD 06/01/15	18,316	18,472	18,054
	FNMA GTD REMIC P/T 16-11 GA	2.500% 03/25/2046 DD 02/01/16	38,779	37,592	36,562
	FNMA GTD REMIC P/T 17-34 JK	3.000% 05/25/2047 DD 04/01/17	10,882	10,538	10,713
	FNMA GTD REMIC P/T 18-23 LA	3.500% 04/25/2048 DD 03/01/18	61,344	61,943	59,153
	FNMA GTD REMIC P/T 22-90 AY	4.500% 12/25/2041 DD 12/01/22	400,000	404,500	400,636
	FOUNDRY JV HOLDCO LLC 144A	6.150% 01/25/2032 DD 05/07/24	200,000	214,794	212,262
	FOUNDRY JV HOLDCO LLC 144A	5.500% 01/25/2031 DD 02/07/25	200,000	202,726	206,688
	GA GLOBAL FUNDING TRUST 144A	4.500% 09/18/2030 DD 09/18/25	150,000	149,973	148,326
	GE HEALTHCARE TECHNOLOGIES INC	5.650% 11/15/2027 DD 05/15/23	125,000	124,499	128,706

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	GE HEALTHCARE TECHNOLOGIES INC	4.800% 01/15/2031 DD 06/09/25	35,000	34,967	35,674
	GENERAL MOTORS FINANCIAL CO IN	2.350% 02/26/2027 DD 01/11/22	285,000	284,721	279,297
	GEORGIA POWER CO	4.650% 05/16/2028 DD 05/04/23	120,000	119,849	121,913
	GEORGIA POWER CO	4.550% 03/15/2030 DD 12/05/24	45,000	44,894	45,753
	GEORGIA POWER CO	4.850% 03/15/2031 DD 03/03/25	30,000	29,950	30,804
	GEORGIA POWER CO	4.000% 10/01/2028 DD 09/29/25	50,000	49,975	50,291
	GILEAD SCIENCES INC	1.200% 10/01/2027 DD 09/30/20	90,000	89,922	86,227
	GLENCORE FUNDING LLC 144A	5.400% 05/08/2028 DD 05/08/23	50,000	49,981	51,303
	GLENCORE FUNDING LLC 144A	6.375% 10/06/2030 DD 10/06/23	55,000	59,029	59,244
	GLENCORE FUNDING LLC 144A	5.338% 04/04/2027 DD 04/04/24	20,000	20,000	20,312
	GLENCORE FUNDING LLC 144A	5.371% 04/04/2029 DD 04/04/24	20,000	19,989	20,651
	GLENCORE FUNDING LLC 144A	5.634% 04/04/2034 DD 04/04/24	35,000	34,499	36,617
	GLENCORE FUNDING LLC 144A	5.186% 04/01/2030 DD 04/01/25	5,000	5,000	5,142
	GLS AUTO SELECT REC 1A A2 144A	4.710% 04/15/2030 DD 01/16/25	68,853	68,843	69,364
	GM FINANCIAL AUTOMOBILE L 1 A4	4.700% 02/20/2029 DD 02/12/25	90,000	89,987	91,058
	GNMA POOL #0465541	6.000% 07/15/2028 DD 07/01/98	99	103	102
	GNMA POOL #0486703	6.000% 11/15/2028 DD 11/01/98	70	73	71
	GNMA POOL #0491289	6.000% 11/15/2028 DD 11/01/98	1,556	1,626	1,562
	GNMA POOL #0596613	6.000% 10/15/2032 DD 10/01/02	128	132	129
	GNMA POOL #0601319	6.000% 02/15/2033 DD 02/01/03	1,332	1,392	1,344
	GNMA POOL #0739896	4.000% 01/15/2041 DD 01/01/11	16,770	18,111	16,245
	GNMA POOL #0767263	4.000% 08/15/2041 DD 08/01/11	141,543	152,861	137,001
	GNMA POOL #0770410	4.000% 06/15/2041 DD 06/01/11	8,434	9,117	8,127
	GNMA POOL #0778693	4.000% 12/15/2041 DD 12/01/11	23,564	25,471	22,783
	GNMA POOL #0781856	6.000% 08/15/2034 DD 01/01/05	38,897	40,243	40,421
	GNMA POOL #0782071	7.000% 05/15/2033 DD 03/01/06	5,679	5,926	5,869
	GNMA GTD REMIC P/T 13-37 LG	2.000% 01/20/2042 DD 03/01/13	15,123	14,112	14,891
	GNMA II POOL #0MA4652	3.500% 08/20/2047 DD 08/01/17	369,033	384,313	344,470
	GNMA II POOL #0MA4961	3.000% 01/20/2048 DD 01/01/18	62,675	60,523	57,042
	GNMA II POOL #0MA5018	3.000% 02/20/2048 DD 02/01/18	612,332	591,307	557,871
	GNMA II POOL #0MA7051	2.000% 12/20/2050 DD 12/01/20	1,089,675	869,356	904,212
	GNMA II POOL #0MA7313	3.000% 04/20/2051 DD 04/01/21	579,101	507,708	522,233
	GNMA II POOL #0MA7368	3.000% 05/20/2051 DD 05/01/21	125,411	109,950	113,069
	GNMA II POOL #0MA7472	2.500% 07/20/2051 DD 07/01/21	505,380	426,888	437,138
	GNMA II POOL #0MA7589	2.500% 09/20/2051 DD 09/01/21	798,883	673,433	691,010
	GNMA II POOL #0MA7989	3.500% 04/20/2052 DD 04/01/22	1,266,242	1,114,689	1,164,310
	GOLDMAN SACHS GROUP INC/THE	VAR RT 04/22/2032 DD 04/22/21	5,000	5,000	4,563
	GOLDMAN SACHS GROUP INC/THE	VAR RT 07/23/2030 DD 07/23/24	45,000	45,000	46,141
	GOLDMAN SACHS GROUP INC/THE	VAR RT 10/23/2030 DD 10/23/24	80,000	80,000	81,143
	GOLDMAN SACHS GROUP INC/THE	VAR RT 01/27/2032 DD 01/27/21	45,000	45,000	40,011
	GOLDMAN SACHS GROUP INC/THE	VAR RT 10/21/2027 DD 10/21/21	300,000	299,469	294,945
	GOLDMAN SACHS GROUP INC/THE	VAR RT 08/23/2028 DD 08/23/22	50,000	49,925	50,358
	GOLDMAN SACHS GROUP INC/THE	VAR RT 04/23/2031 DD 04/23/25	40,000	40,000	41,342
	GREATAMERICA LEASING 1 A4 144A	5.080% 12/16/2030 DD 01/31/24	65,000	64,994	66,242
	GS MORTGAGE SECURITIES GS7 A4	3.430% 08/10/2050 DD 08/01/17	70,000	66,771	69,122
	GUARDIAN LIFE GLOBAL FUND 144A	4.673% 09/05/2032 DD 09/05/25	150,000	150,000	151,283

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	HALEON US CAPITAL LLC	3.375% 03/24/2027 DD 09/24/22	270,000	269,409	268,070
	HEICO CORP	5.350% 08/01/2033 DD 07/27/23	70,000	72,533	72,617
	HERTZ VEHICLE FINANC 2A A 144A	5.130% 09/25/2031 DD 03/12/25	100,000	99,991	101,656
	HESS CORP	7.125% 03/15/2033 DD 03/05/02	75,000	86,072	86,943
	HOWMET AEROSPACE INC	4.550% 11/15/2032 DD 11/12/25	180,000	179,924	181,042
	HSBC HOLDINGS PLC	VAR RT 05/17/2028 DD 05/17/24	255,000	255,000	259,794
	HSBC HOLDINGS PLC	VAR RT 03/03/2031 DD 03/03/25	200,000	200,000	205,144
	HTL COMMERCIAL MORT T53 A 144A	VAR RT 05/10/2039 DD 04/01/24	100,000	100,000	101,235
	HUMANA INC	5.750% 03/01/2028 DD 11/22/22	125,000	124,689	128,909
	HUMANA INC	5.375% 04/15/2031 DD 03/13/24	95,000	95,560	98,295
	HUMANA INC	5.550% 05/01/2035 DD 03/05/25	55,000	54,937	56,279
	HYUNDAI AUTO LEASE S A A4 144A	5.070% 02/15/2028 DD 01/24/24	100,000	99,995	100,458
	HYUNDAI AUTO LEASE S A A4 144A	4.900% 01/16/2029 DD 01/22/25	100,000	99,996	101,358
	HYUNDAI CAPITAL AMERICA 144A	5.500% 03/30/2026 DD 03/30/23	125,000	124,548	125,404
	IMPERIAL BRANDS FINANCE P 144A	5.500% 02/01/2030 DD 07/01/24	200,000	208,442	207,346
	INTEL CORP	4.875% 02/10/2028 DD 02/10/23	105,000	105,426	106,477
	INTEL CORP	4.150% 08/05/2032 DD 08/05/22	110,000	104,904	106,220
	INTEL CORP	5.200% 02/10/2033 DD 02/10/23	55,000	56,290	56,147
	INTERCONTINENTAL EXCHANGE INC	2.100% 06/15/2030 DD 05/26/20	205,000	165,394	188,369
	INTERNATIONAL BUSINESS MACHINE	4.800% 02/10/2030 DD 02/10/25	100,000	99,780	102,390
	ITC HOLDINGS CORP 144A	4.950% 09/22/2027 DD 09/22/22	80,000	80,053	81,078
	JBS NV/JBS USA FOODS GROUP HOL	5.750% 04/01/2033 DD 04/01/23	60,000	60,442	62,699
	JBS NV/JBS USA FOODS GROUP HOL	6.750% 03/15/2034 DD 09/15/24	195,000	214,566	215,436
	JERSEY CENTRAL POWER & LIGHT C	5.100% 01/15/2035 DD 12/05/24	15,000	14,947	15,200
	JOHN DEERE CAPITAL CORP	4.250% 06/05/2028 DD 06/05/25	50,000	49,956	50,602
	JP MORGAN CHASE COMMERC JP3 A5	2.870% 08/15/2049 DD 09/01/16	45,000	43,339	44,572
	JPMORGAN CHASE & CO	VAR RT 09/22/2027 DD 09/22/21	220,000	217,619	215,998
	JPMORGAN CHASE & CO	VAR RT 01/23/2030 DD 01/23/24	140,000	140,000	143,541
	JPMORGAN CHASE & CO	VAR RT 01/23/2029 DD 01/23/18	215,000	215,000	213,007
	JPMORGAN CHASE & CO	VAR RT 05/06/2030 DD 05/06/19	45,000	45,000	44,351
	JPMORGAN CHASE & CO	VAR RT 07/24/2029 DD 07/24/23	135,000	135,000	139,173
	JPMORGAN CHASE & CO	VAR RT 04/22/2030 DD 04/22/24	65,000	65,000	67,852
	JPMORGAN CHASE & CO	VAR RT 07/22/2030 DD 07/22/24	110,000	110,000	113,013
	JPMORGAN CHASE & CO	VAR RT 10/22/2028 DD 10/22/24	200,000	200,937	201,958
	JPMORGAN CHASE & CO	VAR RT 10/22/2035 DD 10/22/24	20,000	20,000	20,241
	JPMORGAN CHASE & CO	VAR RT 01/24/2031 DD 01/24/25	80,000	80,000	82,755
	JPMORGAN CHASE & CO	VAR RT 07/23/2036 DD 07/23/25	50,000	50,000	51,826
	JPMORGAN CHASE & CO	VAR RT 10/22/2031 DD 10/22/25	115,000	115,000	114,788
	KENVUE INC	4.850% 05/22/2032 DD 05/22/25	110,000	111,033	112,609
	KEURIG DR PEPPER INC	4.597% 05/25/2028 DD 05/25/19	100,000	100,565	100,835
	KEURIG DR PEPPER INC	3.200% 05/01/2030 DD 04/13/20	11,000	10,421	10,459
	KEURIG DR PEPPER INC	2.250% 03/15/2031 DD 03/15/21	15,000	13,261	13,393
	KEURIG DR PEPPER INC	3.950% 04/15/2029 DD 04/22/22	45,000	44,254	44,515
	KEURIG DR PEPPER INC	4.050% 04/15/2032 DD 04/22/22	40,000	38,511	38,511
	KEURIG DR PEPPER INC	5.200% 03/15/2031 DD 03/07/24	48,000	49,221	49,383
	KEURIG DR PEPPER INC	5.300% 03/15/2034 DD 03/07/24	35,000	35,410	35,769

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	KEURIG DR PEPPER INC	4.600% 05/15/2030 DD 05/05/25	95,000	94,382	95,571
	L3HARRIS TECHNOLOGIES INC	4.400% 06/15/2028 DD 12/15/19	54,000	61,276	54,417
	LABORATORY CORP OF AMERICA HOL	4.350% 04/01/2030 DD 09/23/24	100,000	99,931	100,232
	LINCOLN FINANCIAL GLOBAL 144A	4.625% 05/28/2028 DD 05/28/25	40,000	39,988	40,391
	LOCKHEED MARTIN CORP	4.700% 12/15/2031 DD 12/11/24	55,000	54,967	56,425
	LOWE'S COS INC	4.800% 04/01/2026 DD 03/30/23	95,000	94,984	95,123
	LYB INTERNATIONAL FINANCE III	5.125% 01/15/2031 DD 11/13/25	70,000	70,092	70,320
	M&T EQUIPMENT 2025- 1A A3 144A	4.780% 09/17/2029 DD 05/21/25	45,000	44,991	45,559
	MAD COMMERCIAL MOR 11MD A 144A	VAR RT 10/15/2042 DD 09/01/25	150,000	150,000	150,705
	MARS INC 144A	4.600% 03/01/2028 DD 03/12/25	85,000	85,314	86,187
	MARS INC 144A	4.800% 03/01/2030 DD 03/12/25	50,000	49,946	51,130
	MARS INC 144A	5.000% 03/01/2032 DD 03/12/25	350,000	355,028	361,274
	META PLATFORMS INC	4.600% 11/15/2032 DD 11/03/25	85,000	84,993	85,798
	MICRON TECHNOLOGY INC	5.650% 11/01/2032 DD 04/29/25	60,000	60,339	63,167
	MORGAN STANLEY	VAR RT 07/20/2029 DD 07/21/23	40,000	40,000	41,301
	MORGAN STANLEY	VAR RT 05/04/2027 DD 04/22/21	145,000	145,000	143,743
	MORGAN STANLEY	VAR RT 04/28/2032 DD 01/25/21	115,000	115,000	101,091
	MORGAN STANLEY	VAR RT 01/15/2031 DD 01/21/25	30,000	30,000	30,971
	MORGAN STANLEY CAPITA UB11 ASB	2.606% 08/15/2049 DD 08/01/16	20,074	21,245	20,041
	MORGAN STANLEY CAPITAL I H4 A4	4.310% 12/15/2051 DD 12/01/18	80,000	78,166	79,523
	MPLX LP	5.500% 06/01/2034 DD 05/20/24	20,000	20,129	20,440
	MPLX LP	4.800% 02/15/2031 DD 08/11/25	250,000	250,937	252,918
	MPLX LP	5.000% 01/15/2033 DD 08/11/25	75,000	74,202	75,383
	NASDAQ INC	5.350% 06/28/2028 DD 06/28/23	25,000	24,950	25,806
	NATIONAL GRID PLC	5.602% 06/12/2028 DD 06/12/23	100,000	100,000	103,279
	NATIONAL RURAL UTILITIES COOPE	3.700% 03/15/2029 DD 01/31/19	20,000	19,955	19,763
	NATWEST GROUP PLC	VAR RT 09/30/2028 DD 06/30/22	200,000	200,000	205,120
	NAVIENT PRIVATE EDUC FA A 144A	1.110% 02/18/2070 DD 09/28/21	87,792	75,230	78,309
	NAVIENT PRIVATE EDUCA A A 144A	5.510% 10/15/2071 DD 04/27/23	112,088	111,926	115,287
	NISOURCE INC	5.250% 03/30/2028 DD 03/24/23	155,000	155,777	158,963
	NISOURCE INC	3.490% 05/15/2027 DD 05/22/17	65,000	65,881	64,587
	NISSAN AUTO LEASE TRUST 2 A A4	4.800% 02/15/2029 DD 01/22/25	115,000	114,993	116,523
	NMEF FUNDING 2025-B B A2 144A	4.640% 01/18/2033 DD 08/13/25	101,000	100,993	101,390
	NORTHROP GRUMMAN CORP	4.650% 07/15/2030 DD 05/29/25	35,000	34,991	35,651
	NUTRIEN LTD	4.900% 03/27/2028 DD 03/27/23	100,000	99,757	101,827
	NXP BV / NXP FUNDING LLC / NXP	3.400% 05/01/2030 DD 05/01/22	75,000	69,188	72,390
	NY COMMERCIAL MORT 299P A 144A	VAR RT 02/10/2047 DD 02/01/25	30,000	30,600	31,590
	NYC COMMERCIAL MORT 3BP A 144A	VAR RT 02/15/2042 DD 02/27/25	100,000	99,750	99,189
	OHIO EDISON CO 144A	4.950% 12/15/2029 DD 05/23/25	30,000	29,996	30,701
	ONEMAIN DIRECT AUTO 1A A 144A		290,000	289,921	300,605
	ONEOK INC	6.100% 11/15/2032 DD 11/18/22	60,000	60,273	64,302
	ONEOK INC	4.250% 09/24/2027 DD 09/24/24	85,000	84,969	85,296
	ONEOK INC	6.050% 09/01/2033 DD 08/24/23	35,000	35,708	37,282
	ONEOK INC	4.750% 10/15/2031 DD 09/24/24	50,000	50,018	50,315
	ONEOK INC	5.050% 11/01/2034 DD 09/24/24	60,000	58,691	59,596
	ONEOK INC	4.950% 10/15/2032 DD 08/12/25	65,000	64,801	65,389

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	ORACLE CORP	2.950% 04/01/2030 DD 04/01/20	65,000	60,032	60,074
	ORACLE CORP	2.875% 03/25/2031 DD 03/24/21	75,000	66,994	67,345
	ORACLE CORP	4.900% 02/06/2033 DD 02/06/23	105,000	100,911	101,378
	ORACLE CORP	4.700% 09/27/2034 DD 09/27/24	60,000	55,289	55,792
	ORACLE CORP	4.450% 09/26/2030 DD 09/26/25	170,000	169,895	166,433
	ORACLE CORP	4.800% 09/26/2032 DD 09/26/25	20,000	19,288	19,404
	PACIFIC GAS AND ELECTRIC CO	6.100% 01/15/2029 DD 06/05/23	70,000	73,469	73,262
	PACIFIC GAS AND ELECTRIC CO	2.500% 02/01/2031 DD 06/19/20	15,000	13,480	13,516
	PACIFIC GAS AND ELECTRIC CO	6.150% 01/15/2033 DD 01/06/23	155,000	157,945	164,703
	PACIFIC GAS AND ELECTRIC CO	6.950% 03/15/2034 DD 11/08/23	95,000	102,741	105,900
	PACIFIC GAS AND ELECTRIC CO	5.800% 05/15/2034 DD 02/28/24	310,000	318,566	322,468
	PACIFIC GAS AND ELECTRIC CO	5.000% 06/04/2028 DD 06/04/25	130,000	132,139	132,308
	PACIFIC GAS AND ELECTRIC CO	5.050% 10/15/2032 DD 10/02/25	60,000	59,886	60,424
	PACIFICORP	5.450% 02/15/2034 DD 01/05/24	75,000	76,343	76,251
	PEAC SOLUTIONS RECE 1A A3 144A	5.040% 07/20/2032 DD 02/11/25	105,000	104,986	107,032
	PENSKE TRUCK LEASING CO L 144A	5.550% 05/01/2028 DD 03/29/23	125,000	124,428	128,616
	PFIZER INVESTMENT ENTERPRISES	4.450% 05/19/2028 DD 05/19/23	125,000	124,850	126,696
	PHILIP MORRIS INTERNATIONAL IN	5.125% 02/15/2030 DD 02/15/23	215,000	214,678	222,433
	PHILIP MORRIS INTERNATIONAL IN	5.375% 02/15/2033 DD 02/15/23	60,000	59,467	62,846
	PHILIP MORRIS INTERNATIONAL IN	5.125% 02/13/2031 DD 02/13/24	55,000	54,206	57,043
	PHILIP MORRIS INTERNATIONAL IN	4.375% 11/01/2027 DD 11/01/24	45,000	45,421	45,439
	PHILIP MORRIS INTERNATIONAL IN	4.750% 11/01/2031 DD 11/01/24	20,000	19,769	20,438
	PHILLIPS 66 CO	4.950% 12/01/2027 DD 03/29/23	85,000	84,803	86,376
	PINNACLE WEST CAPITAL CORP	4.900% 05/15/2028 DD 05/15/25	99,000	99,484	100,817
	PINNACLE WEST CAPITAL CORP	5.150% 05/15/2030 DD 05/15/25	55,000	55,043	56,727
	PLAINS ALL AMERICAN PIPELINE L	4.700% 01/15/2031 DD 09/08/25	60,000	59,921	60,393
	PROGRESS RESIDENTI SFR1 A 144A	3.400% 02/17/2042 DD 01/29/25	114,541	104,625	109,974
	PROGRESS RESIDENTI SFR2 A 144A	3.305% 04/17/2042 DD 04/09/25	189,378	176,233	180,665
	PROGRESS RESIDENTI SFR7 A 144A	4.750% 10/27/2039 DD 09/29/22	97,629	96,559	97,837
	PROGRESS RESIDENTI SFR7 A 144A	1.692% 08/17/2040 DD 08/05/21	177,829	160,316	167,234
	PROLOGIS TARGETED US LOGI 144A	4.250% 01/15/2031 DD 10/30/25	60,000	59,815	59,612
	PUBLIC SERVICE CO OF OKLAHOMA	5.200% 01/15/2035 DD 12/05/24	100,000	100,369	101,305
	PUBLIC SERVICE ENTERPRISE GROU	5.850% 11/15/2027 DD 11/08/22	115,000	114,879	118,570
	PUBLIC SERVICE ENTERPRISE GROU	4.900% 03/15/2030 DD 03/10/25	45,000	45,006	46,052
	PUGET ENERGY INC	4.100% 06/15/2030 DD 05/19/20	80,000	78,342	78,413
	PUGET ENERGY INC	5.725% 03/15/2035 DD 03/13/25	100,000	99,813	102,831
	QUALCOMM INC	4.500% 05/20/2030 DD 05/21/25	35,000	34,986	35,602
	QUEST DIAGNOSTICS INC	4.625% 12/15/2029 DD 08/19/24	85,000	84,910	86,507
	REALTY INCOME CORP	3.950% 02/01/2029 DD 10/06/25	175,000	173,971	174,526
	RIO TINTO FINANCE USA PLC	4.875% 03/14/2030 DD 03/14/25	75,000	74,987	77,138
	RIO TINTO FINANCE USA PLC	5.000% 03/14/2032 DD 03/14/25	40,000	39,742	41,352
	ROYAL BANK OF CANADA	VAR RT 02/04/2031 DD 01/24/25	180,000	182,894	185,499
	ROYALTY PHARMA PLC	5.200% 09/25/2035 DD 09/16/25	95,000	93,090	95,675
	RTX CORP	5.150% 02/27/2033 DD 02/27/23	55,000	54,838	56,888
	RTX CORP	4.125% 11/16/2028 DD 08/16/18	15,000	14,678	15,055
	SAMMONS FINANCIAL GROUP G 144A	4.950% 06/12/2030 DD 06/12/25	65,000	64,915	65,967

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	SAN DIEGO GAS & ELECTRIC CO	5.400% 04/15/2035 DD 03/28/25	50,000	49,860	51,840
	SANTANDER DRIVE AUTO RECE 1 A3	5.250% 04/17/2028 DD 01/18/24	3,965	3,964	3,967
	SANTANDER DRIVE AUTO RECE 3 A3	4.380% 01/15/2030 DD 07/30/25	110,000	109,985	110,535
	SANTANDER DRIVE AUTO RECE 4 A3	5.730% 04/17/2028 DD 08/23/23	19,701	19,697	19,724
	SANTANDER DRIVE AUTO RECE 5 A3	6.020% 09/15/2028 DD 10/18/23	47,783	47,776	47,917
	SBNA AUTO LEASE TRUS A A4 144A	5.240% 01/22/2029 DD 01/30/24	40,000	39,997	40,163
	SCF EQUIPMENT LEASI 1A A3 144A	5.520% 01/20/2032 DD 06/21/24	230,000	232,528	234,430
	SCF EQUIPMENT LEASI 1A A3 144A	5.110% 11/21/2033 DD 01/29/25	100,000	99,993	102,107
	SEMPRA	3.400% 02/01/2028 DD 01/12/18	20,000	20,728	19,701
	SEMPRA	5.400% 08/01/2026 DD 06/23/23	70,000	69,739	70,451
	SFS AUTO RECEIVABLE 1A A4 144A	4.940% 01/21/2031 DD 01/17/24	35,000	34,990	35,545
	SHELL FINANCE US INC	4.125% 11/06/2030 DD 11/06/25	105,000	104,597	105,082
	SMITH & NEPHEW PLC	2.032% 10/14/2030 DD 10/14/20	85,000	72,682	76,510
	SMITH & NEPHEW PLC	5.150% 03/20/2027 DD 03/20/24	35,000	34,963	35,403
	SOUTHERN CALIFORNIA EDISON CO	6.000% 01/15/2034 DD 01/14/04	20,000	21,188	21,029
	SOUTHERN CALIFORNIA EDISON CO	2.250% 06/01/2030 DD 03/09/20	100,000	90,555	90,797
	SOUTHERN CALIFORNIA EDISON CO	5.950% 11/01/2032 DD 11/08/22	70,000	72,279	74,150
	SOUTHERN CALIFORNIA EDISON CO	5.200% 06/01/2034 DD 01/11/24	128,000	127,830	128,763
	SOUTHERN CALIFORNIA EDISON CO	5.450% 03/01/2035 DD 01/09/25	55,000	53,982	55,863
	SOUTHERN CALIFORNIA EDISON CO	5.250% 03/15/2030 DD 03/17/25	5,000	4,997	5,133
	SOUTHERN CALIFORNIA GAS CO	5.450% 06/15/2035 DD 05/16/25	60,000	59,725	62,558
	SOUTHERN CO/THE	3.250% 07/01/2026 DD 05/24/16	140,000	131,340	139,521
	SOUTHERN POWER CO	4.250% 10/01/2030 DD 09/19/25	185,000	184,754	184,682
	SUMITOMO MITSUI FINANCIAL GROU	VAR RT 07/08/2033 DD 07/08/25	200,000	200,000	204,016
	SYNCHRONY FINANCIAL	2.875% 10/28/2031 DD 10/28/21	55,000	49,095	49,394
	SYNCHRONY FINANCIAL	VAR RT 03/06/2031 DD 03/06/25	125,000	128,016	128,255
	SYNCHRONY FINANCIAL	VAR RT 07/29/2029 DD 07/29/25	90,000	90,740	91,162
	TAPESTRY INC	5.100% 03/11/2030 DD 12/11/24	125,000	124,348	128,433
	TARGA RESOURCES CORP	5.200% 07/01/2027 DD 07/07/22	135,000	134,908	137,205
	TARGA RESOURCES CORP	6.500% 03/30/2034 DD 11/09/23	50,000	51,922	54,657
	TARGA RESOURCES CORP	5.550% 08/15/2035 DD 02/27/25	65,000	64,708	66,652
	TARGA RESOURCES CORP	4.900% 09/15/2030 DD 06/18/25	30,000	29,961	30,598
	TARGA RESOURCES CORP	5.650% 02/15/2036 DD 06/18/25	20,000	20,666	20,587
	TARGA RESOURCES CORP	4.350% 01/15/2029 DD 11/12/25	105,000	104,935	105,286
	TARGA RESOURCES PARTNERS LP /	4.000% 01/15/2032 DD 02/02/21	85,000	77,258	81,218
	T-MOBILE USA INC	2.400% 03/15/2029 DD 12/06/21	15,000	14,990	14,216
	T-MOBILE USA INC	3.750% 04/15/2027 DD 04/15/21	110,000	109,953	109,668
	T-MOBILE USA INC	4.950% 03/15/2028 DD 02/09/23	190,000	189,603	193,633
	T-MOBILE USA INC	5.125% 05/15/2032 DD 03/27/25	30,000	29,965	30,913
	TRANS-ALLEGHENY INTERSTAT 144A	5.000% 01/15/2031 DD 04/16/25	20,000	19,980	20,569
	TRICON RESIDENTIAL SFR1 A 144A	5.100% 07/17/2040 DD 07/11/23	99,586	97,368	99,916
	TRICON RESIDENTIAL SFR1 A 144A	VAR RT 03/17/2042 DD 03/06/25	99,323	99,323	99,401
	TRICON RESIDENTIAL SFR2 A 144A	4.750% 06/17/2040 DD 06/05/24	99,684	96,307	100,032
	TRICON RESIDENTIAL SFR4 A 144A	4.300% 11/17/2041 DD 11/12/24	109,139	104,764	108,525
	U S TREASURY BOND	4.625% 11/15/2055 DD 11/15/25	760,000	739,813	735,422
	U S TREASURY NOTE	3.500% 10/15/2028 DD 10/15/25	3,213,200	3,210,291	3,210,951

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	U S TREASURY NOTE	3.625% 12/31/2030 DD 12/31/25	1,320,000	—	(81)
	UBER TECHNOLOGIES INC	4.150% 01/15/2031 DD 09/11/25	150,000	148,806	149,445
	UBS COMMERCIAL MORTGAG C12 ASB	4.195% 08/15/2051 DD 08/01/18	98,741	110,134	98,766
	UNITEDHEALTH GROUP INC	4.950% 01/15/2032 DD 07/25/24	30,000	29,932	30,800
	UNITEDHEALTH GROUP INC	5.300% 02/15/2030 DD 10/28/22	20,000	20,435	20,854
	UNITEDHEALTH GROUP INC	4.400% 06/15/2028 DD 06/20/25	105,000	104,952	106,218
	US BANCORP	VAR RT 01/27/2028 DD 01/27/22	285,000	285,000	279,956
	US TREAS-CPI INFLAT	1.375% 02/15/2044 DD 02/15/14	642,611	541,597	538,951
	US TREAS-CPI INFLAT	0.750% 02/15/2045 DD 02/15/15	228,131	168,533	166,629
	US TREAS-CPI INFLAT	0.750% 02/15/2042 DD 02/15/12	670,000	518,340	522,446
	USB AUTO OWNER TRUS 1A A3 144A	4.490% 06/17/2030 DD 06/20/25	95,000	94,983	95,786
	VAR ENERGI ASA 144A	6.500% 05/22/2035 DD 05/22/25	200,000	213,560	211,394
	VENTAS REALTY LP	5.100% 07/15/2032 DD 06/03/25	30,000	29,817	30,875
	VERALTO CORP	5.500% 09/18/2026 DD 03/18/24	65,000	65,709	65,554
	VERDANT RECEIVABLES 1A A3 144A	4.960% 05/12/2033 DD 05/28/25	135,000	134,990	137,550
	VIRGINIA ELECTRIC AND POWER CO		175,000	174,522	178,007
	VOLVO FINANCIAL EQU 1A A4 144A	4.290% 07/15/2031 DD 09/18/24	45,000	44,990	45,328
	WASTE MANAGEMENT INC	3.875% 01/15/2029 DD 01/15/25	55,000	53,329	54,961
	WELLS FARGO & CO	VAR RT 07/25/2028 DD 07/25/22	180,000	180,000	182,045
	WELLS FARGO & CO	VAR RT 01/23/2030 DD 01/23/24	145,000	145,996	149,437
	WELLS FARGO & CO	3.000% 04/22/2026 DD 04/22/16	65,000	64,708	64,822
	WELLS FARGO & CO	VAR RT 10/30/2030 DD 10/31/19	65,000	56,007	61,864
	WELLS FARGO & CO	VAR RT 03/24/2028 DD 03/24/22	150,000	150,000	149,040
	WELLS FARGO & CO	VAR RT 01/24/2031 DD 01/24/25	40,000	40,000	41,447
	WESTINGHOUSE AIR BRAKE TECHNOL	VAR RT 09/15/2028 DD 09/14/18	110,000	111,194	111,371
	WESTINGHOUSE AIR BRAKE TECHNOL	4.900% 05/29/2030 DD 05/29/25	35,000	35,688	35,796
	WESTPAC BANKING CORP	5.457% 11/18/2027 DD 11/18/22	190,000	190,000	195,873
	WHISTLER PIPELINE LLC 144A	5.700% 09/30/2031 DD 08/05/24	22,000	22,222	22,852
	WILLIS NORTH AMERICA INC	4.500% 09/15/2028 DD 09/10/18	60,000	66,189	60,440
	WILLIS NORTH AMERICA INC	4.650% 06/15/2027 DD 05/19/22	250,000	249,888	251,990
	WISCONSIN ELECTRIC POWER CO	4.150% 10/15/2030 DD 09/25/25	125,000	124,895	124,946
	WORLD OMNI AUTO RECEIVABL A A4	4.660% 05/15/2029 DD 02/15/23	100,000	99,985	100,588
	WORLD OMNI AUTO RECEIVABL B A4	4.680% 05/15/2029 DD 04/19/23	320,000	319,999	322,678
	XCEL ENERGY INC	1.750% 03/15/2027 DD 11/03/21	375,000	374,164	364,935
	XCEL ENERGY INC	4.750% 03/21/2028 DD 03/21/25	115,000	114,692	116,524
	INTEREST BEARING CASH	TEMPORARY INVESTMENTS		8,925,930	8,925,930
	TOTAL UNDERLYING ASSETS			$146,543,551	$146,923,072

	MET TOWER LIFE 38025 - 72.3% of MARKET VALUE				$106,241,670
*	IGT INVESCO SHORT-TERM BOND FUND				72,050,294
	FAIR VALUE MET TOWER LIFE 38025				178,291,964
*	MET TOWER LIFE 38025 - ADJ MARKET TO CONTRACT VALUE				7,237,708
	MET TOWER LIFE 38025 - CONTRACT VALUE				$185,529,672

		(c)
	(b)	Face Value		(e)
	Identity of Issue, Borrower,	or Number	(d)	Current
(a)	Lessor or Similar Party	of Shares	Cost	Value
	RGA - RGA00036 - 27.7% of MARKET VALUE			$40,681,402
*	IGT INVESCO SHORT-TERM BOND FUND			76,514,025
*	IGT JENNISON INTERMEDIATE FUND			41,792,478
	FAIR VALUE RGA - RGA00036			158,987,905
*	RGA - RGA00036 - ADJUSTMENT FROM MARKET TO CONTRACT VALUE			6,343,966
	RGA - RGA00036 - CONTRACT VALUE			$165,331,871
*	Represents a party-in-interest to the Plan

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

23.1 *	Consent of BDO USA, P.C.

* Filed herewith

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

DATE: June 16, 2026	BY: /s/ KELLY REYES
Kelly Reyes Associate Pension and Savings Director